08024937

SOUTHCOAST
COMMUNITY BANK

SOUTHCOAST FINANCIAL CORPORATION AND SUBSIDIARIES

2007

ANNUAL REPORT

Southcoast Financial Corporation

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements made in this report are "forward-looking statements."

Forward-looking statements include, but are not limited to, but are not limited to, statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause our actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as "may," "will," "anticipate," "assume," "should," "indicate," "would," "believe," "contemplate," "expect," "seek," "estimate," "continue," "plan," "point to," "project," "predict," "could," "intend," "target," "potential," and other similar words and expressions of the future. These forward-looking statements may not be realized due to a variety of factors, including, without limitation:

- future economic and business conditions;
- lack of sustained growth in the economy of the Greater Charleston area;
- government monetary and fiscal policies;
- the effects of changes in interest rates on the levels, composition and costs of deposits, loan demand, and the values of loan collateral, securities, and interest sensitive assets and liabilities;
- the effects of competition from a wide variety of local, regional, national and other providers of financial, investment, and insurance services, as well as competitors that offer banking products and services by mail, telephone, computer and/or the Internet;
- credit risks;
- the failure of assumptions underlying the establishment of the allowance for loan losses and other estimates, including the value of collateral securing loans;
- the risks of opening new offices, including, without limitation, the related costs and time of building customer relationships and integrating operations as part of these endeavors and the failure to achieve expected gains, revenue growth and/or expense savings from such endeavors;
- changes in laws and regulations, including tax, banking and securities laws and regulations;
- changes in accounting policies, rules and practices;
- changes in technology or products may be more difficult or costly, or less effective than anticipated;
- the effects of war or other conflicts, acts of terrorism or other catastrophic events that may affect general economic conditions and economic confidence; and
- other factors and information described in this prospectus and in any of the reports that we file with the Securities and Exchange Commission under the Securities Exchange Act of 1934.

All forward-looking statements that are made in this report are expressly qualified in their entirety by this cautionary notice. We have no obligation, and do not undertake, to update, revise or correct any of the forward-looking statements after the date of this report, or after the respective dates on which such statements otherwise are made. We have expressed our expectations, beliefs and projections in good faith and we believe they have a reasonable basis. However, we cannot assure you that our expectations, beliefs or projections will result or be achieved or accomplished.

The Business of Southcoast Financial Corporation

Southcoast Financial Corporation (the "Company") is a South Carolina corporation organized in 1999 under the laws of South Carolina for the purpose of being a holding company for Southcoast Community Bank (the "Bank"). The Company is the owner of all of the outstanding capital stock of the Bank. During 2005, the Company organized Southcoast Capital Trust III for the purpose of issuing trust preferred securities. Capital Trust I and II were organized in 2002 for the same reason. During 2004, the Company organized Southcoast Investments, Inc. as a wholly-owned subsidiary of the Company, primarily for the purpose of holding real estate for the Company and Bank.

The Bank is a South Carolina state bank incorporated in June 1998, which commenced operations as a commercial bank in July 1998. The Bank operates from its offices in Mt. Pleasant, Charleston, North Charleston, Moncks Corner, Johns Island, Goose Creek and Summerville, South Carolina. The main office is located at 530 Johnnie Dodds Boulevard, in Mt. Pleasant; other Mt. Pleasant offices are located at 602 Coleman Boulevard and 3305 South Morgan's Point Road; Charleston offices are located at 802 Savannah Highway and 1654 Sam Rittenberg Boulevard in Charleston; the North Charleston office is located at 8420 Dorchester Road in North Charleston; the Moncks Corner office is located at 337 East Main Street in Moncks Corner; the Johns Island office is located at 530 Maybank Highway on Johns Island; the Goose Creek office is located at 597 Holly Road in Goose Creek; and the Summerville office is located at 302 N. Main St. in Summerville, South Carolina.

The Bank offers a full array of commercial banking services. Deposit services include business and personal checking accounts, NOW accounts, savings accounts, money market accounts, various term certificates of deposit, IRA accounts, and other deposit services. Most of the Bank's deposits are attracted from individuals and small businesses. The Bank does not offer trust services.

The Bank offers secured and unsecured, short-to-intermediate term loans, with floating and fixed interest rates for commercial, consumer and residential purposes. Consumer loans include: car loans, home equity improvement loans (secured by first and second mortgages), personal expenditure loans, education loans, overdraft lines of credit, and the like. Commercial loans include short term unsecured loans, short and intermediate term real estate mortgage loans, loans secured by listed stocks, loans secured by equipment, inventory, accounts receivable, and the like. Management believes that the Bank's credit staff possesses knowledge of the community and lending skills sufficient to enable the Bank to maintain a desirable volume of high quality loans.

Other services offered by the Bank include residential mortgage loan origination services, safe deposit boxes, night depository service, VISA and MasterCard brand charge cards, tax deposits, traveler's checks, and twenty-four hour automated teller service. The ATMs are part of the Intercept network.

Southcoast Financial Corporation
SELECTED FINANCIAL DATA
(dollars in thousands, except earnings per share)

	Year Ended Dec 2007 (Unaudited)	Year Ended Dec 2006	Year Ended Dec. 2005	Year Ended Dec. 2004	Year Ended Dec. 2003
Income Statement Data:					
Net interest income	$ 14,354	$ 16,145	$ 13,914	$ 10,692	$ 7,858
Provision for loan losses	0	723	865	1,146	735
Noninterest income	2,554	3,837	2,725	2,700	1,711
Noninterest expense	11,999	11,542	9,243	7,966	6,171
Income Taxes	1,481	2,878	2,342	1,298	959
Net income	3,429	4,839	4,189	2,982	1,704
Per Share Data: (1)					
Net income per share					
Basic	$ 0.63	$ 0.81	$ 0.97	$ 0.76	$ 0.69
Diluted	$ 0.63	$ 0.80	$ 0.97	$ 0.75	$ 0.67
Balance Sheet Data:					
Total assets	$ 500,852	$ 481,856	$ 476,599	$ 366,102	$ 253,217
Total loans (net of unearned income) (2)	378,414	367,651	385,201	308,621	202,536
Total deposits	342,755	310,893	311,554	258,153	166,213
Other borrowings	91,540	89,496	88,655	69,345	52,445
Shareholders' equity	62,741	78,803	73,315	36,571	33,410
Book Value Per Share	$ 12.52	$ 14.41	$ 14.80	$ 12.31	$ 9.61
Performance Ratios:					
Return on average assets	0.71%	1.00%	1.04%	0.98%	0.79%
Return on average stockholders' equity	4.96%	6.22%	9.28%	8.56%	10.43%
Net interest margin	3.40%	3.64%	3.69%	3.78%	3.90%
Asset Quality Ratios:					
Allowance to period-end loans	1.14%	1.19%	1.14%	1.15%	1.18%
Allowance to nonperforming loans	98.92%	308.63%	747.81%	368.13%	8800.00%
Nonperforming assets to assets	0.91%	0.18%	0.11%	0.27%	0.04%
Net charge-offs to average loans	0.02%	0.17%	0.00%	0.05%	0.01%
Capital Ratios:					
Tier 1 risk-weighted assets	18.59%	28.32%	27.79%	17.32%	23.08%
Total to risk-weighted assets	19.69%	29.55%	29.03%	18.55%	24.48%
Leverage capital ratio	15.16%	20.87%	21.36%	13.64%	18.35%
Total equity to total assets	12.53%	16.35%	15.38%	9.99%	13.19%

(1) All share and per share data has been adjusted for 10% stock dividends in 2003, 2004, 2005, 2006, and 2007 and an additional 5% stock dividend in 2003.

(2) Includes loans held for sale and is not net of allowance for loan losses.

Management's Discussion and Analysis

The following discussion is intended to assist you in understanding the financial condition and results of operations of Southcoast Financial Corporation and subsidiaries and should be read in conjunction with the consolidated financial statements and related notes included in this report. All per share data in this discussion has been adjusted to reflect the 10% stock dividends paid in June 2005, May 2006, and June 2007. Many of the amounts and percentages in this section have been rounded for convenience of presentation, but actual recorded amounts have been used in computations. Accordingly, some information may appear not to compute accurately.

Overview

Our average earning assets declined slightly in 2007 after having grown significantly in 2006. The 2007 decrease was largely due to management's 2006 decision to focus on core retail loan production and reduce the volume of purchased loans. Average purchased loans decreased by $32.1 million during 2007. The decline in purchased loans was partially offset by an increase in average core loans of $20.1 million. On an overall basis, average earning assets decreased 3.72% during 2007, after an 18.13% increase in 2006. The interest rate environment that prevailed during most of 2006 and 2007 reduced our net interest margins slightly. Total net interest income for 2007 was 11.10% lower than 2006 and 16.03% higher in 2006 than in 2005. Noninterest income declined by $1.3 million, or 33.42%, in 2007, while in 2006 noninterest income rose by $1.1 million, or 40.79%. In 2007, the decrease in noninterest income was largely due to a decrease in gains and fees related to the sale of property and equipment and gains recognized from the sale of investment securities, partially offset by increases in Company Owned Life Insurance earnings and service fees on deposit accounts. In 2006 the increase in noninterest income was largely due to an increase in gains on sales of investment securities and the fees and gains related to the sale of real estate. Noninterest expenses rose in 2007 and 2006 by 3.96% and 24.87%, respectively. In 2007, the opening of our Sam Rittenburg and Park West offices led to increases in occupancy, salaries, and furniture and equipment expenses. These increases were largely offset by a decrease in fees associated with the 2007 early retirement of two junior subordinated debentures. In 2006, the opening of our Dorchester Road office and our corporate center led to increases in occupancy, salaries, and furniture and equipment expenses. Our 2006 decision to elect early retirement of two junior subordinated debentures also contributed to the increase in noninterest expenses during 2006. The above factors contributed to a 29.15% decrease in net income for 2007 compared with a 15.51% increase in net income for 2006.

Critical Accounting Policies

We have adopted various accounting policies which govern the application of accounting principles generally accepted in the United States in the preparation of our financial statements. Our significant policies are described in the notes to the consolidated financial statements.

Certain accounting policies involve significant judgments and assumptions by management which have a material impact on the carrying value of certain assets and liabilities. Management considers such accounting policies to be critical accounting policies. The judgments and assumptions used by management in these critical accounting policies are based on historical experience and other factors, which are believed to be reasonable under the circumstances. Because of the nature of the judgments and assumptions made by management, actual results could differ from these judgments and estimates, which could have a material impact on the carrying values of our assets and liabilities and our results of operations.

We believe the allowance for loan losses is a critical accounting policy that requires the most significant judgments and estimates used in preparation of our consolidated financial statements. Refer to the discussion under the caption "Allowance for Loan Losses" below and to Note 1 to our consolidated financial statements for a detailed description of our estimation process and methodology related to the allowance for loan losses.

Comparison of Years Ended December 31, 2007, 2006 and 2005

Results of Operations

General

We had net income from operations for the year ended December 31, 2007 of $3.4 million, or $0.63 per basic share, compared to net income for the year ended December 31, 2006 of $4.8 million, or $0.81 per basic share. We had net interest income of $14.4 million for 2007 as compared to $16.1 million for 2006. We also had noninterest income (principally earnings on Company Owned Life Insurance, service charges, gains on sale of assets, fees and commissions) of $2.6 million in 2007 and $3.8 million in 2006. We provided $0 and $722,000 to our allowance for loan losses in 2007 and 2006, respectively, and had noninterest expenses (principally salaries and benefits, occupancy, equipment, and professional fees) of $12.0 million in 2007 and $11.5 million in 2006.

We had net income from operations for the year ended December 31, 2006 of $4.8 million, or $0.81 per basic share, compared to net income for the year ended December 31, 2005 of $4.2 million, or $0.97 per basic share. We had net interest income of $16.1 million for 2006 as compared to $13.9 million for 2005. We also had noninterest income (principally service charges, gains on sale of assets, fees and commissions) of $3.8 million in 2006 and $2.7 million in 2005. We provided $722,000 and $865,000 to our allowance for loan losses in 2006 and 2005, respectively, and had noninterest expenses (principally salaries and benefits, occupancy, equipment, and professional fees) of $11.5 million in 2006 and $9.2 million in 2005.

Net Interest Income

During the year ended December 31, 2007, net interest income was $14.4 million, as compared to $16.1 million for the year ended December 31, 2006. This decrease was attributable to changes in the rate and volume of average earning assets and average interest bearing liabilities. Average interest earning assets decreased to $429.2 million in 2007 from $445.8 million in 2006. The decrease in volume was primarily attributable to a $32.1 million decrease in average purchased loans during 2007, partially offset by a $20.1 million increase in average core loans. The average yield on interest earning assets increased from 7.07% to 7.48% from 2006 to 2007, while the average cost of interest bearing liabilities increased from 4.20% to 4.69%. The net yield on average interest earning assets decreased from 3.64% in 2006 to 3.40% in 2007. The decrease in net yield was attributable to a decrease in average equity of $9.2 million caused by the Company's repurchase and retirement of 977,281 shares of common stock for an aggregate purchase price of $19.7 million. Also contributing to the decrease in net yield on average interest earning assets was the Company's purchase of $17.3 million of Company Owned Life Insurance during the year. As a result, average Company Owned Life Insurance increased by $10.8 million during 2007. Though Company Owned Life Insurance produces income for the Company, it is classified as an other asset and the income it generates is noninterest income.

During the year ended December 31, 2006, net interest income was $16.1 million, as compared to $13.9 million for the year ended December 31, 2005. This increase was attributable to increases in the volume of average earning assets, offset by a slight decrease in net yield on interest earning assets. Average interest earning assets increased to $445.8 million in 2006 from $377.4 million in 2005. The increase in volume was attributable to the growth of our commercial and residential lending and the growth of our securities portfolio. The average yield on interest earning assets increased from 6.34% to 7.07% from 2005 to 2006, while the average cost of interest bearing liabilities increased from 3.09% to 4.20%. The net yield on average interest earning assets decreased slightly from 3.69% in 2005 to 3.64% in 2006. The decrease in net yield was cushioned by an increase of $27.2 million of average interest free funds supporting interest earning assets, largely as a result of the infusion of $32.3 million in cash from the stock offering we completed during the fourth quarter of 2005.

Net Interest Income - *continued*

The following tables set forth, for the periods indicated, information related to our average balance sheets and average yields on assets and average rates paid on liabilities. Such yields and rates are derived by dividing income or expense by the average balance of the corresponding assets or liabilities.

	For the year ended December 31, 2007			For the year ended December 31, 2006			For the year ended December 31, 2005		
(Dollars in thousands)	Average Balance[1]	Income/ Expense	Yield/ Rate	Average Balance[1]	Income/ Expense	Yield/ Rate	Average Balance[1]	Income/ Expense	Yield/ Rate
Assets:									
Federal funds sold	$ 7,571	$ 397	5.24%	$ 9,860	$ 477	4.84%	$ 11,497	$ 340	2.96%
Taxable investments	44,032	2,303	5.23	51,850	2,672	5.15	29,628	1,308	4.42
Non-taxable investments[2]	10,015	645	6.44	4,472	281	6.29	882	54	6.12
Loans[3][4]	367,626	28,760	7.82	379,624	28,083	7.40	335,389	22,214	6.62
Total earning assets	429,244	32,105	7.48	445,806	31,513	7.07	377,396	23,916	6.34
Other assets	50,452			37,008			27,268		
Total assets	$ 479,696			$ 482,814			$ 404,664		
Liabilities:									
Savings and demand deposits	$ 70,244	2,067	2.94%	$ 53,392	976	1.83	$ 58,081	824	1.42
Time deposits	198,797	10,116	5.09	225,720	9,972	4.42	194,534	6,233	3.20
Other borrowings	84,982	3,859	4.54	62,801	2,690	4.29	54,218	1,933	3.56
Subordinated debt	19,592	1,477	7.54	21,655	1,627	7.52	15,554	985	6.33
Total interest bearing liabilities	373,615	17,519	4.69	363,568	15,265	4.20	322,387	9,975	3.09
Noninterest bearing demand deposits	33,698			41,439			34,587		
Other liabilities	3,229			-			2,547		
Total liabilities	410,542			405,007			359,521		
Shareholders' equity	69,154			77,807			45,143		
Total liabilities and shareholders' equity	$ 479,696			$ 482,814			$ 404,664		
Net interest spread[5]			2.79%			2.87%			3.25%
Net interest income and net yield on earning assets[6]		$ 14,586	3.40%		$ 16,248	3.64%		$ 13,941	3.69%
Interest free funds supporting earning assets[7]	$ 55,629			$ 82,238			$ 55,009		

(1) Average balances are computed on a daily basis.
(2) Interest income amounts adjusted to reflect tax equivalent yields on non-taxable securities and loans assuming a 36% tax rate.
(3) Does not include nonaccruing loans.
(4) Includes loan fees of $1.2 million in 2007, $1.3 million in 2006, and $1.4 million in 2005.
(5) Total interest earning assets yield less total interest bearing liabilities rate.
(6) Net interest income divided by total interest earning assets.
(7) Total interest earning assets less total interest bearing liabilities.

Net Interest Income - *continued*

The following table presents changes in our net interest income which are primarily a result of changes in the volumes (change in volume times old rate), changes in rates (change in rate times old volume), and changes in rate/volume(change in rate times the change in volume) of our interest earning assets and interest bearing liabilities.

	Analysis of Changes in Net Interest Income					
	For the year ended December 31, 2007 versus the year ended December 31, 2006[1]			For the year ended December 31, 2006 versus the year ended December 31, 2005[1]		
(Dollars in thousands)	Volume	Rate	Net Change	Volume	Rate	Net Change
Interest income:						
Federal funds sold	$ (111)	31	(80)	$ (48)	$ 185	$ 137
Taxable investments	(403)	35	(368)	982	382	1,364
Non-taxable investments	349	14	363	220	7	227
Net loans[2]	(888)	1,565	677	2,930	2,939	5,869
Total interest income	(1,053)	1,645	592	4,084	3,513	7,597
Interest expense:						
Savings deposits	$ 308	783	1,091	(67)	219	152
Time deposits	(1,189)	1,333	144	998	2,741	3,739
Other borrowings	950	219	1,169	306	451	757
Subordinated debt	(155)	5	(150)	386	256	642
Total interest expense	(86)	2,340	2,254	1,623	3,667	5,290
Net interest income	**$ (967)**	**$ (695)**	**$(1,662)**	**$ 2,461**	**$ (154)**	**$ 2,307**

(1) Volume-rate changes have been allocated to each category based on a consistent basis between rate and volume.
(2) Includes loan fees of $1.2 million in 2007, $1.3 million in 2006, and $1.4 million in 2005.

During 2008, management expects that interest rates will decline. Therefore, any improvements in net interest income for 2008 are expected to be largely the result of increases in volume and changes in the mix of interest-earning assets and liabilities. Management expects to continue to use aggressive marketing strategies to increase our bank's market share for both deposits and quality loans within its service areas in the Charleston, South Carolina, metropolitan area. These strategies involve offering attractive interest rates and continuing our bank's commitment to providing outstanding customer service.

Market Risk - Interest Rate Sensitivity

Market risk is the risk of loss from adverse changes in market prices and rates. Our market risk arises principally from interest rate risk inherent in our lending, deposit, and borrowing activities. Management actively monitors and manages its interest rate risk exposure. Although we manage other risks, such as credit quality and liquidity risk in the normal course of business, management considers interest rate risk to be our most significant market risk and this risk could potentially have the largest material effect on our financial condition and results of operations. Other types of market risk such as foreign currency exchange risk and commodity price risk do not affect us directly.

Achieving consistent growth in net interest income is the primary goal of our asset/liability function. We attempt to control the mix and maturities of assets and liabilities to achieve consistent growth in net interest income despite changes in market interest rates. We seek to accomplish this goal while maintaining adequate liquidity and capital. We believe our asset/liability mix is sufficiently balanced so that the effect of interest rates moving in either direction is not expected to be material over time.

Interest rate sensitivity management is concerned with the timing and magnitude of repricing assets compared to liabilities and is an important part of asset/liability management. It is the objective of interest rate sensitivity management to generate stable growth in net interest income and to control the risks associated with interest rate movement. Management constantly reviews interest rate risk exposure and the expected interest rate environment so that adjustments in interest rate sensitivity can be made in a timely manner.

Market Risk - Interest Rate Sensitivity - *continued*

Our Bank's Asset/Liability Committee uses a simulation model to assist in achieving consistent growth in net interest income while managing interest rate risk. The model takes into account interest rate changes as well as changes in the mix and volume of assets and liabilities. The model simulates our Bank's balance sheet and income statement under several different rate scenarios. The model's input (such as interest rates and levels of loans and deposits) are updated on a quarterly basis in order to obtain the most accurate forecast possible. The forecast presents information over a twelve-month period. It reports a base case in which interest rates remain flat and variations that occur when rates increase or decrease 100, 200, and 300 basis points. According to the model as of December 31, 2007, our Bank is positioned so that net interest income would increase $75,000 and net income would increase $90,000 if rates were to rise 100 basis points in the next twelve months. Conversely, net interest income would decline $503,000, and net income would decrease $366,000 if interest rates were to decline 100 basis points. Computation of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates and loan prepayment, and should not be relied upon as indicative of actual results. Further, the computations do not contemplate any actions our Bank could undertake in response to changes in interest rates or the effects of responses by others, including borrowers and depositors.

The "Interest Sensitivity Analysis" table below indicates that, on a cumulative basis through twelve months, repricing rate sensitive liabilities exceeded rate sensitive assets, resulting in a liability sensitive position at December 31, 2007 of $ 144.2 million for a cumulative gap ratio of (32.4%). When interest sensitive liabilities exceed interest sensitive assets for a specific repricing "horizon", a negative interest sensitivity gap results. The gap is positive when interest sensitive assets exceed interest sensitive liabilities. For a bank with a negative gap, such as our bank, rising interest rates would be expected to have a negative effect on net interest income and falling rates would be expected to have the opposite effect. During 2007, our Company entered into an interest rate swap agreement in order to hedge its interest rate risk in a rising rate environment. Through this agreement the Company has effectively converted floating rate debt of Libor plus 150 basis points to a fixed rate of 6.32% on a notional amount of $10.0 million. The notional amount and floating rate under the agreement mirror the terms in the Company's remaining outstanding junior subordinated debentures.

The table below reflects the balances of interest-earning assets and interest-bearing liabilities at the earlier of their repricing or maturity dates. Amounts of fixed rate loans are reflected at the earlier of their contractual maturity date or the date at which the loans may be repriced contractually. Interest-earning deposits in other banks are reflected at the deposits' maturity dates. Loans not accruing interest are not included in the table. Repurchase agreements, FHLB borrowings and subordinated debt (collectively, Other borrowings) are reflected in the earliest contractual repricing interval due to the immediately available nature of these funds. Interest-bearing liabilities with no contractual maturity, such as interest-bearing transaction accounts and savings deposits, are reflected in the earliest repricing interval due to contractual arrangements which give management the opportunity to vary the rates paid on these deposits within a 30-day or shorter period. However, our Bank is under no obligation to vary the rates paid on those deposits within any given period. Fixed rate time deposits are reflected at their contractual maturity dates. Fixed rate advances are reflected at their contractual maturity dates, and variable rate advances are reflected in the earliest repricing interval since they were borrowed under the daily rate credit option, and reprice daily.

Interest Sensitivity Analysis

December 31, 2007
(Dollars in thousands)

	Within Three Months	After Three Through Twelve Months	One Through Five Years	Greater Than Five Years	Total
Assets					
Interest earning assets:					
Interest earning deposits in other banks	$ 334	$ -	$ -	$ -	334
Federal funds sold	3,774	-	-	-	3,774
Investment securities	4,142	6,748	3,401	48,318	62,609
Loans Held for Sale	384	-	-	-	384
Loans:					
Fixed rate	12,565	17,769	24,107	45,547	99,988
Variable rate	106,410	63,512	102,049	5,562	277,533
Total earning assets	127,609	88,029	129,557	99,427	444,622
Liabilities					
Interest bearing liabilities:					
Interest bearing deposits:					
Interest bearing transaction accounts	15,597	-	-	-	15,597
Savings and money market	71,175	-	-	-	71,175
Time deposits $100,000 and over	20,703	39,231	1,278	-	61,212
Other time deposits	52,571	83,548	26,045	-	162,164
Total interest bearing deposits	160,046	122,779	27,323		310,148
Other borrowings	72,040	5,000	12,500	2,000	91,540
Total interest bearing liabilities	$ 232,086	$ 127,779	$ 39,823	$ 2,000	$ 401,688
Interest sensitivity gap	$ (104,477)	$ (39,750)	$ 89,734	$ 97,427	
Cumulative interest sensitivity gap	$ (104,477)	$ (144,227)	$ (54,493)	$ 42,934	
Ratio of cumulative gap to total earning assets	-23.49%	-32.43%	-12.25%	9.65%	

Provision for Loan Losses

The allowance for loan losses, established through charges to the provision for loan losses, allows for estimated loan losses inherent in our loan portfolio. Loan losses or recoveries are charged or credited directly to the allowance. The level of the allowance is based on management's judgment of the amount needed to maintain an allowance adequate to provide for probable losses in the loan portfolio as of the balance sheet date, although the exact amount of such losses and the specific loans cannot be identified yet. We provided $0, $722,000, and $865,000 to the allowance during the years ended December 31, 2007, 2006, and 2005, respectively. We believe the provisions made to the allowance for loan losses allowed us to maintain an adequate allowance for probable losses for each of these periods. See "Allowance for Loan Losses" below.

Noninterest Income

Noninterest income, which consists primarily of service fees on deposits, gains and fees on loans sold, other fee income, Company Owned Life Insurance earnings, and gains on sales of securities and fixed assets, decreased by $1.3 million for the year ended December 31, 2007. The decrease is attributable to a $1.7 million decrease in property and equipment related gains and fees and a $162,000 decrease in gains on sales of investment securities, offset by an increase of $486,000 in Company Owned Life Insurance earnings, coupled with a $125,000 increase in service fees on deposit accounts. For the year ended December 31, 2006 compared to December 31, 2005, total noninterest income increased by $1.1 million. The increase is primarily attributable to an increase in property and equipment related gains and fees of $780,000 and an increase in gains on sales of securities of $338,000.

Noninterest Expenses

Noninterest expenses, which consist primarily of salaries and employee benefits, occupancy, furniture and equipment, and professional expenses, totaled $12.0 million for the year ended December 31, 2007, as compared to $11.5 million for the year ended December 31, 2006. For the year ended December 31, 2006 compared to December 31, 2005, total noninterest expenses increased $2.3 million. The increase in noninterest expenses in both periods was primarily due to normal increases in salary and benefits, additional staff and facilities associated with new branch and operations locations, and professional fees related to SEC and Sarbanes Oxley compliance, as well as credit review. In 2006 we also had an increase of $277,000 for the amortization of prepaid fees on the issuance of junior subordinated debentures as a result of our decision in the fourth quarter of 2006 to exercise in 2007 our early termination option on two of our debentures totaling $11.3 million. The fees associated with these debentures had been on a thirty year amortization schedule and were accelerated to reflect our early termination decision. The first debenture, totaling $4.1 million, was retired in June 2007, and the second debenture, totaling $7.2 million, was retired in December 2007. We made the early termination decision based on our anticipation of our regulatory capital needs going forward and the interest rates we were paying on these debentures. Based on our early retirement of these debentures, the amortization of fees associated with them decreased by $224,000 in 2007.

Income Taxes

We recorded tax expense of $1.5 million, $2.9 million and $2.3 million for the years ended December 31, 2007, 2006 and 2005, respectively. We account for income taxes under SFAS No. 109, "Accounting for Income Taxes." Certain items of income and expense (principally provision for loan losses and depreciation) are included in one reporting period for financial accounting purposes and another for income tax purposes. Our effective tax rates for 2007, 2006 and 2005 were 30.17%, 37.28%, and 35.85%, respectively.

Financial Condition

Investment Portfolio

As of December 31, 2007, our available-for-sale investment portfolio comprised approximately 11.7% of our total assets. The following table summarizes the carrying value amounts of available-for-sale securities we held at December 31, 2007, 2006, and 2005. Available-for-sale securities are stated at estimated fair value. We had no securities which were held to maturity at December 31, 2007, 2006, or 2005.

Securities Portfolio Composition

	December 31,								
	2007			2006			2005		
(Dollars in thousands)	Book Value	Net Unrealized Holding Gain/ (Loss)	Fair Value	Book Value	Net Unrealized Holding Gain/ (Loss)	Fair Value	Book Value	Net Unrealized Holding Gain/ (Loss)	Fair Value
Available-for-sale									
GSEs[1]	$ 5,499	$ 28	$ 5,527	$ 10,478	$ (21)	$ 10,457	$ 11,484	$ (167)	11,317
Mortgage-backed[2]	33,400	246	33,646	24,285	(123)	24,162	16,002	(267)	15,735
U.S. States and political subdivisions	14,569	248	14,817	5,644	77	5,721	2,331	(47)	2,284
Other investments	4,652	(174)	4,478	2,196	41	2,237	2,093	54	2,147
Total	**$ 58,120**	**$ 348**	**$ 58,468**	**$ 42,603**	**$ (26)**	**$ 42,577**	**$ 31,910**	**$ (427)**	**$ 31,483**

(1) Government sponsored enterprises, including Fannie Mae, Freddie Mac, and The Federal Home Loan Bank
(2) Includes securities secured by pools of mortgages from various issuers, including FNMA and FHLMC

Securities Portfolio Composition - *continued*

The following table presents maturities and weighted average yields of securities available-for-sale at December 31, 2007. Available-for-sale securities are stated at estimated fair value. There were no available-for-sale securities with maturities in time periods not presented in the table. Equity securities have no maturity and are shown as a separate category. Yields on tax exempt obligations have been computed on a tax equivalent basis (assuming a 36% tax rate). Maturities for mortgage- backed securities are not listed due to their tendency to have frequent prior- to- maturity paydowns.

Securities Portfolio Maturities and Yields

	December 31, 2007	
(Dollars in thousands)	Fair Value	Yield
Government sponsored enterprises		
Due within one year	$ 2,500	4.52%
Due from one to five years	3,027	5.27%
Total	**$ 5,527**	**4.93%**
Mortgage backed	**$ 33,646**	**5.42%**
U. S. States and political subdivisions		
Due from one to five years	374	5.51%
Due from five to ten years	1,989	5.71%
Due after ten years	12,454	6.29%
Total	$ **14,817**	**6.20%**
Other investments		
Due after ten years	$ 4,328	
Equity securities with no maturities or stated yields	150	
Total	**$ 4,478**	

Loan Portfolio

Management believes the loan portfolio is adequately diversified. There are no significant concentrations of loans in any particular individuals or industry or group of related individuals or industries, and there are no foreign loans. Nearly all of the loans are to borrowers in, or secured by real estate located in, or near, our market area.

The amounts of loans outstanding are shown in the following table according to type of loan for the following dates:

Loan Portfolio Composition

	December 31,				
(Dollars in thousands)	2007	2006	2005	2004	2003
Commercial	$ 130,247	$ 115,185	$ 115,198	$ 144,908	$ 113,621
Real estate - construction	76,033	82,280	83,473	46,928	21,671
Real estate - mortgage	167,851	165,481	172,060	101,216	62,543
Consumer and other	4,283	4,665	5,195	3,559	4,274
Total loans	378,414	367,611	375,926	296,611	202,109
Less allowance for loan losses	(4,297)	(4,364)	(4,270)	(3,404)	(2,377)
Total net loans	**$ 374,117**	**$ 363,247**	**$ 371,656**	**$ 293,207**	**$ 199,732**

A certain degree of risk is inherent in the extension of credit. Management has established loan and credit policies designed to control both the types and amounts of risks assumed and to ultimately minimize losses. Such policies include limitations on loan-to-collateral values for various types of collateral, requirements for appraisals of real estate collateral, problem loan management practices and collection procedures, and nonaccrual and charge-off guidelines.

Loan Portfolio Composition - *continued*

Commercial loans primarily represent loans made to businesses and may be made on either a secured or an unsecured basis. Approximately 34.4% of our bank's loan portfolio at December 31, 2007 was comprised of commercial loans, almost three-fourths of which were secured by real estate (shown in the table below as "Real Estate Secured Loans - Commercial" and "Commercial and industrial"). When taken, collateral may consist of liens on receivables, equipment, inventories, furniture and fixtures and other business assets, but will usually be local real estate. Commercial loans are usually made to businesses to provide working capital, expand physical assets or acquire assets. Commercial loans will generally not exceed a 20-year maturity and will usually have regular amortization payments. Commercial loans to most business entities require guarantees of their principals. Commercial lending involves significant risk because repayment usually depends on the cash flows generated by a borrower's business, and the debt service capacity of a business can deteriorate because of downturns in national and local economic conditions, as well as situations particular to a borrower's business or industry. Initial and continuing financial analysis of a borrower's financial information is required to control this risk.

Real estate construction loans represent 20.0% of the loan portfolio and typically consist of financing for the construction of 1-4 family dwellings and some non-farm, non-residential real estate. Usually, loan-to-cost ratios are limited to 80% and permanent financing commitments are required prior to the advancement of loan proceeds.

Residential real estate loans comprised approximately 44.4% of our Bank's loan portfolio at December 31, 2007. Residential real estate loans consist mainly of first and second mortgage loans on single family homes, with some multifamily loans. Loan-to-value ratios for these instruments are generally limited to 80%.

The increase in our total loans outstanding between December 31, 2006 and December 31, 2007 is attributable to the growth and maturity of our existing branches, coupled with our ongoing marketing efforts. However, the increase in loans between December 31, 2006 and December 31, 2007 was offset by a significant decrease in purchased loans, which decreased from a total of $65,763,000 at December 31, 2006, to a total of $41,655,000 at December 31, 2007, a difference of $24,108,000. The decrease is a direct result of management's decision to focus on core retail loan production. Including the effects of these loans, the Company still had net growth in total loans of $10,803,000. After eliminating the effects of purchased loans the Company had a net growth in retail loans of $34,911,000.

Maturity and Interest Sensitivity Distribution of Loans

The following table sets forth the maturity distribution of our loans, by type, at December 31, 2007, as well as the type of interest requirement on such loans.

(Dollars in thousands)	One Year or Less	Over One Year Through Five Years	Over Five Years	Total
Real Estate Secured Loans				
Residential 1-4 Family	$ 14,226	$ 3,486	$ 143,638	$ 161,350
Multifamily	377	-	6,124	6,501
Commercial	7,843	9,811	78,315	95,969
Construction	43,029	9,875	23,129	76,033
Total Real Estate Secured Loans	65,475	23,172	251,206	339,853
Commercial and Industrial	10,160	14,618	9,501	34,279
Consumer	484	2,155	573	3,212
Other	739	79	252	1,070
	$ 76,858	**$ 40,024**	**$ 261,532**	**$ 378,414**
Predetermined rate, maturity greater than one year	$ -	$ 24,677	$ 46,472	$ 71,149
Variable rate or maturity within one year	$ 76,858	$ 15,347	$ 215,060	$ 307,265

Nonperforming Loans, Other Problem Assets

When a loan is 90 days past due on interest or principal or there is serious doubt as to collectibility, the accrual of interest income is generally discontinued unless the estimated net realizable value of collateral is sufficient to assure the likelihood of collection of the principal balance and accrued interest. When the collectibility of a significant amount of principal is in serious doubt, the principal balance is reduced to the estimated fair value of collateral by a charge-off to the allowance for loan losses and any subsequent collections are credited first to the remaining principal balance and then to the allowance for loan losses as a recovery of the amount charged off. A nonaccrual loan is not returned to accrual status unless principal and interest are current and the borrower has demonstrated the ability to continue making payments as agreed. At December 31, 2007, we had $893,000 of nonaccrual loans, $3,451,000 in loans 90 days or more past due still accruing interest, and no restructured loans. The gross interest income which would have been recorded under the original terms of the nonaccrual loans amounted to $96,000 in 2007. No interest on nonaccruing loans was included in net income for 2007. Interest income on loans 90 days or more past due that are still accruing interest totaled $131,000. At December 31, 2006, we had $868,000 of nonaccrual loans, $546,000 in loans 90 days or more past due still accruing interest, and no restructured loans. The gross interest income which would have been recorded under the original terms of the loans amounted to $67,000 in 2006. No interest on nonaccruing loans was included in net income for 2006. Interest income on loans 90 days or more past due that were still accruing interest totaled $53,000. The majority of the increase in loans past due 90 days or more between the two periods is attributable to the delinquencies of several larger loans, most of which are secured by real estate.

The following table presents information on nonperforming loans and real estate acquired in settlement of loans:

(Dollars in thousands)	December 31, 2007	2006	2005	2004	2003
Nonperforming loans:					
Non accrual loans	$ 893	$ 868	$ 571	$ 925	$ 27
Past due 90 days or more	3,451	546	-	-	-
Other restructured loans	-	-	-	-	-
Total nonperforming loans	4,344	1,414	571	925	27
Real estate acquired in settlement of loans	194	-	-	70	70
Total nonperforming assets	**$ 4,538**	**$ 1,414**	**$ 571**	**$ 995**	**$ 97**
Nonperforming assets as a percentage of loans and other real estate	1.20%	0.38%	0.15%	0.34%	0.05%
Allowance for loan losses as a percentage of nonperforming loans	98.93%	308.63%	747.81%	368.13%	8,800.00%

Potential Problem Loans

Management identifies and maintains a list of potential problem loans. These are loans that are still accruing interest and are not included in nonaccrual status and are not past due 90 days or more. A loan is added to the potential problem list when management becomes aware of information about possible credit problems of the borrower which raises serious doubts as to the ability of such borrower to comply with the current loan repayment terms. All loans past due 90 days or more and still accruing interest at December 31, 2007 are well secured and in the process of collection. The majority of these loans are real estate secured. Real estate values in the Charleston market currently appear to be stable.

Real Estate Owned

At December 31, 2007 we had $194,000 of real estate owned pursuant to foreclosure. We did not have any real estate owned pursuant to foreclosure at December 31, 2006. Real estate owned is initially recorded at the lower of net loan principal balance or its estimated fair market value less estimated selling costs. The estimated fair market value is determined by appraisal at the time of acquisition.

Allowance for Loan Losses

The allowance for loan losses is increased by direct charges to operating expense. Losses on loans are charged against the allowance in the period in which management has determined that it is more likely than not such loans have become uncollectible. Recoveries of previously charged off loans are credited to the allowance. The table, "Summary of Loan Loss Experience," summarizes loan balances at the end of each period indicated, averages for each period, changes in the allowance arising from charge-offs and recoveries by loan category, and additions to the allowance which have been charged to expense.

In reviewing the adequacy of the allowance for loan losses at each year end, management takes into consideration the historical loan losses we experienced, current economic conditions affecting the ability of our borrowers to repay, the volume of loans and the trends in delinquent, nonaccruing and potential problem loans, and the quality of collateral securing nonperforming and problem loans. After charging off all known losses, management considers the allowance for loan losses adequate to cover its estimate of inherent losses in the loan portfolio as of December 31, 2007.

In calculating the amount required in the allowance for loan losses, management applies a consistent methodology that is updated quarterly. The methodology utilizes a loan risk grading system and detailed loan reviews to assess credit risks and the overall quality of the loan portfolio. Also, the calculation provides for management's assessment of trends in national and local economic conditions that might affect the general quality of the loan portfolio. Regulators review the adequacy of the allowance for loan losses as part of their examination of our Bank and may require adjustments to the allowance based upon information available to them at the time of the examination. During 2007, the Company's average loans outstanding decreased by $12.0 million due primarily to the payoffs of brokered and wholesale loans. Due to this contraction in its loan portfolio the Company did not make a provision for loan losses during 2007.

The allowance is allocated to the segments of the portfolio as follows: 45% to Commercial loans, 11% to Construction loans, 37% to Mortgage loans, 1% to Consumer loans, and 6% is unallocated. We charge losses from any segment of the portfolio to the allowance without any allocation.

Summary of Loan Loss Experience

	Year Ended December 31,				
(Dollars in thousands)	2007	2006	2005	2004	2003
Total loans outstanding at end of period	$ 378,414	$ 367,611	$ 375,926	$ 296,611	$ 202,109
Average amount of loans outstanding	$ 367,626	$ 379,624	$ 335,389	$ 244,861	$ 176,688
Balance of allowance for loan losses at beginning of year	$ 4,364	$ 4,270	$ 3,404	$ 2,376	$ 1,656
Loans charged off[1]	79	628	2	122	16
Total charge-offs	79	628	2	122	16
Recoveries of loans previously charged-off	12	-	3	4	1
Net charge-offs(recoveries)	67	628	(1)	118	15
Additions to allowance charged to expense	-	722	865	1,146	735
Balance of allowance for loan losses at end of year	$ 4,297	$ 4,364	$ 4,270	$ 3,404	$ 2,376
Ratios					
Net charge-offs during period to average loans outstanding during period	0.02%	0.17%	0.00%	0.05%	0.01%
Net charge-offs to loans at end of period	0.02%	0.17%	0.00%	0.04%	0.01%
Allowance for loan losses to average loans	1.16%	1.15%	1.27%	1.39%	1.34%
Allowance for loan losses to loans end of period	1.14%	1.19%	1.14%	1.15%	1.18%
Allowance for loan losses to nonperforming loans at end of period	98.92%	308.63%	747.81%	368.13%	8,800.00%
Net charge-offs(recoveries) to allowance for loan losses	1.56%	14.39%	(0.02)%	3.47%	0.63%
Net charge-offs(recoveries) to provision for loan losses	N/A	86.98%	(0.12)%	10.30%	2.04%

(1) Charged off loans for the years ended December 31, 2007, 2006, and 2004 are primarily Commercial loans; for the year ended 2005, primarily Consumer loans, and for 2003, a mixture of Commercial, Mortgage, and Consumer loans.

Deposits

The average amounts and the average rates we paid on deposits for the years ended December 31, 2007, 2006 and 2005 are summarized below:

	Year Ended December 31,								
	2007			2006			2005		
(Dollars in thousands)		Amount	Average Rate Paid		Amount	Average Rate Paid		Amount	Average Rate Paid
Noninterest bearing demand	$	33,698	0.00%	$	41,439	0.00%	$	34,587	0.00%
Interest bearing transaction accounts		15,882	0.46%		15,585	0.45%		14,852	0.48%
Savings		54,362	3.67%		37,807	2.40%		43,229	1.74%
Time deposits - $100,000 and over		58,823	5.19%		62,577	4.57%		51,875	2.83%
Other time deposits		139,974	5.05%		163,143	4.36%		142,659	3.34%
Total deposits	$	**302,739**	**4.02%**	$	**320,551**	**3.42%**	$	**287,202**	**2.46%**

As of December 31, 2007, we had $61.2 million in time deposits of $100,000 or more. We also had $104.0 million in brokered time deposits. Of the time deposits greater than $100,000, approximately $20.7 million had maturities within three months, $28.0 million had maturities over three through six months, $11.2 million had maturities over six through twelve months and $1.3 million had maturities over twelve months. Of the $104.0 million in brokered time deposits, approximately $34.5 million had maturities within three months, $32.9 million had maturities over three through six months, $11.6 million had maturities over six through twelve months, and $25.0 million had maturities over twelve months. It is a common industry practice not to consider brokered and wholesale time deposits and time deposits $100,000 and over as core deposits because their retention can be expected to be heavily influenced by rates offered, and therefore they have the characteristics of shorter-term purchased funds. These deposits involve the maintenance of an appropriate matching of maturity distribution and a diversification of sources of cash to achieve an appropriate level of liquidity. Such deposits are generally more volatile and interest rate sensitive than other deposits.

Junior Subordinated Debentures

In two separate transactions in 2002 and another transaction in 2005, we established Southcoast Capital Trusts I, II and III (the "Capital Trusts"), as non-consolidated subsidiaries. The Capital Trusts issued and sold a total of 21,655 floating rate securities, with $1,000 liquidation amount per security. Institutional buyers bought 21,000 of the floating rate securities denominated as preferred securities and we bought the other 655 floating rate securities which are denominated as common securities. The proceeds of those sales, $21.7 million, were used by the Capital Trusts to buy $21.7 million of junior subordinated debentures from us which are reported on our consolidated balance sheets. The Capital Securities mature or are mandated to be redeemable upon maturity on June 30, 2032, December 16, 2032, and September 30, 2035 respectively, or upon earlier optional redemption as provided in the indenture. We have the right to redeem the Capital Securities in whole or in part, on or after June 30, 2007, December 30, 2007, and September 30, 2010. In 2007, the company exercised its right to redeem the Capital Securities issued by Southcoast Capital Trusts I and II. As a result the Company retired total debt of $11,345,000 during 2007. Our decision to redeem the Capital Securities was based on our anticipated regulatory capital needs and the interest rates we were paying on the debentures. The preferred securities of the remaining Capital Trust III totaled $10.3 million, of which $10.0 million qualified as Tier 1 capital under Federal Reserve Board guidelines, subject to limitations. The Company's investments in the common securities of the Capital Trusts totaled $310,000 and $655,000 at December 31, 2007, and December 31, 2006, respectively, and is included in "Available for Sale Securities" on its consolidated balance sheets. See Note 11 to the consolidated financial statements for more information about the terms of the junior subordinated debentures.

Debt issuance costs, net of accumulated amortization, from junior subordinated debentures totaled $0 and $66,090 at December 31, 2007 and 2006, respectively, and are included in other assets on the consolidated balance sheet. Amortization of debt issuance and administration costs from junior subordinated debentures totaled $74,000, $298,000, and $21,000 for the years ended December 31, 2007, 2006, and 2005, respectively, and is reported in other noninterest expense on the consolidated statements of income. The higher amortization expense recognized in 2006 reflected our decision in 2006 to exercise in 2007 our right of early redemption on the securities issued under the first two transactions as described in the preceding paragraph, which required us to recognize the unamortized portion of the debt issuance expense.

Contractual Obligations

The following table shows the payments due on our contractual obligations for the periods shown as of December 31, 2007.

		Payments due by period			
(Dollars in thousands)	Total	<1 year	1-3 years	3-5 years	>5 years
Long-term debt obligations	$91,540	$15,230	$12,000	$4,500	$59,810
Operating lease obligations	1,281	237	488	474	82
Total	$92,821	$15,467	$12,488	$4,974	$59,892

Short-Term Borrowings

At December 31, 2007, 2006 and 2005, we had outstanding borrowings due within one year of $15.2 million, $18.7 million and $25.0 million, respectively. With the exception of $5.0 million outstanding at December 31, 2007 and $10.0 million outstanding at December 31, 2005 on which the interest rates were fixed at 4.67% and 2.91% respectively, all of the short-term borrowings were at variable interest rates, which were a weighted average of 4.18% at December 31, 2007, a weighted average rate of 7.24% at December 31, 2006, and 4.44% at December 31, 2005. Of the short term borrowings, $12.5 million were from the Federal Home Loan Bank of Atlanta ("FHLBA") and were collateralized by lender stock and residential mortgage loans, and $2.7 million were securities sold under agreements to repurchase collateralized by investment securities with a market value of $3.5 million. The maximum amount of short term borrowings at any month end was $32.4 million for 2007, $35.0 million for 2006 and $25.0 million for 2005. The approximate average amount of such borrowings and average weighted interest rate was $16.9 million and 4.37% for 2007, $23.9 million and 4.77% for 2006, and $12.4 million and 3.75% for 2005, respectively.

Return on Equity and Assets

The following table shows the return on assets (net income divided by average assets), return on equity (net income divided by average equity), dividend payout ratio (dividends declared per share divided by net income per share) and equity to assets ratio (average equity divided by average total assets) for the years ended December 31, 2007, 2006 and 2005.

	Year ended December 31,		
	2007	2006	2005
Return on assets	0.71%	1.00%	1.04%
Return on equity	4.96%	6.22%	9.28%
Dividend payout ratio	0.00%	0.00%	0.00%
Equity to asset ratio	14.42%	16.12%	11.16%

The return on equity decreased from 6.22% in 2006 to 4.96% in 2007 due to a decrease of $1.4 million in net income, mitigated by an $8.7 million decrease in average shareholders equity. In 2007, due to changing market conditions and the Company's excess regulatory capital levels, the Company repurchased 977,281 shares of common stock for a gross amount of $19,731,123. The repurchases were effected through two separate ten percent buyback authorizations by the Company's Board of Directors. The repurchases contributed to a decrease of 11.1% in average shareholders equity between 2007 and 2006.

We have opened ten branch offices since June 1998. In each case, we have incurred substantial pre-opening and start up expenses which have reduced net income. We may open additional branches when it appears that doing so would be advantageous to us. Any such additional openings will be likely to have a negative impact on earnings, at least temporarily.

Liquidity

The most manageable sources of liquidity are composed of liabilities, with the primary focus on liquidity management being on the ability to obtain deposits within our bank's service area. Core deposits (total deposits less certificates of deposit for $100,000 or more, wholesale and brokered time deposits) provide a relatively stable funding base and were equal to 51.8% of total deposits at December 31, 2007. Asset liquidity is provided from several sources, including amounts due from banks and federal funds sold and funds from maturing loans. Our bank is a member of the FHLBA and, as such, has the ability to borrow against the security of its 1-4 family residential mortgage loans. At December 31, 2007, our bank had borrowed $73.5 million from the FHLBA and had the ability to borrow an additional $8.6 million based on a predetermined formula. Our bank also has $47.4 million available through lines of credit with other

Liquidity – *continued*

banks as an additional source of liquidity funding. At December 31, 2007, we had outstanding commitments to make up to $43.7 million in loans as well as standby letters of credit of $680,000. Management believes that our Bank's overall liquidity sources are adequate to meet its operating needs in the ordinary course of business.

Capital Resources

As the result of several factors, our equity capital decreased by $15.1 million during 2007. The repurchase of 977,281 shares of stock totaling $19.7 million was offset by reported earnings in 2007 of $4.4 million. We also issued a 10% stock dividend in June, 2007. Additional capital of $238,657 was provided by the exercise of stock options and shares issued through the employee stock purchase plan. Book value per share at December 31, 2007 was $12.71 as compared to $14.41 at December 31, 2006.

The Federal Reserve Board and bank regulatory agencies require bank holding companies and financial institutions to maintain capital at adequate levels based on a percentage of assets and off-balance sheet exposures, adjusted for risk weights ranging from 0% to 100%. Under the risk-based standard, capital is classified into two tiers. Our Tier 1 capital consists of common shareholders' equity, minus certain intangible assets, plus junior subordinated debt subject to certain limitations. Tier 2 capital consists of the allowance for loan losses subject to certain limitations. A bank holding company's qualifying capital base for purposes of its risk-based capital ratio consists of the sum of its Tier 1 and Tier 2 capital. The regulatory minimum requirements are 4% for Tier 1 and 8% for total risk-based capital. We and our bank are also required to maintain capital at a minimum level based on quarterly average assets, which is known as the leverage ratio. Only the strongest bank holding companies and banks are allowed to maintain capital at the minimum requirement. All others are subject to maintaining ratios 100 to 200 basis points above the minimum. As of December 31, 2007 we and our subsidiary bank exceeded our capital requirements as shown in the following table.

	Capital Ratios					
(Dollars in thousands)	Actual		Adequately Capitalized Requirement		Well Capitalized Requirement	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Our Bank						
Total capital (to risk-weighted assets)	$ 54,690	14.80%	$ 29,545	8.00%	$ 36,931	10.00%
Tier 1 capital (to risk-weighted assets)	50,699	13.72	14,772	4.00	22,158	6.00
Tier 1 capital (to average assets)	50,699	10.81	18,757	4.00	23,446	5.00
Southcoast Financial Corporation						
Total capital (to risk-weighted assets)	$ 77,146	19.69%	$ 31,352	8.00%	N/A	N/A
Tier 1 capital (to risk-weighted assets)	72,849	18.59	15,676	4.00	N/A	N/A
Tier 1 capital (to average assets)	72,849	15.16	19,217	4.00	N/A	N/A

(1) Minimum requirements for bank holding companies. Bank holding companies with higher levels of risks, or that are experiencing or anticipating significant growth, are also expected to maintain capital well above the minimums.

Off-Balance Sheet Arrangements

At December 31, 2007, we had issued commitments to extend credit of $43.7million for home equity lines of credit, construction loans and commercial lines of credit. The commitments expire over periods from six months to ten years. Standby letters of credit totaled $680,000 at December 31, 2007.

Past experience indicates that many of these commitments to extend credit and standby letters of credit will expire unused. However, through our various sources of liquidity, we believe that we will have the necessary resources to fund these obligations should the need arise. See Note 18 to the consolidated audited financial statements for further information about financial instruments with off-balance sheet risk.

We are not involved in other off-balance sheet contractual relationships, and we have no unconsolidated related entities that have off-balance sheet arrangements or transactions that could result in liquidity needs or other commitments or significantly impact earnings.

Inflation

Since the assets and liabilities of a bank are primarily monetary in nature (payable in fixed, determinable amounts), the performance of a bank is affected more by changes in interest rates than by inflation. Interest rates generally increase as the rate of inflation increases, but the magnitude of the change in rates may not be the same as the magnitude of the change in inflation.

While the effect of inflation on banks is normally not as significant as is its influence on those businesses which have large investments in plant and inventories, it does have an effect. During periods of high inflation, there are normally corresponding increases in the money supply, and banks will normally experience above-average growth in assets, loans and deposits. Also, general increases in the prices of goods and services will result in increased operating expenses.

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Southcoast Financial Corporation is responsible for establishing and maintaining adequate internal control over financial reporting for the company. Internal control over financial reporting is a process designed to provide reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition, transactions are executed in accordance with appropriate management authorization and accounting records are reliable for the preparation of financial statements in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of Southcoast Financial Corporation's internal control over financial reporting as of December 31, 2007. In making our assessment, management has utilized the framework published by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission "Internal Control-Integrated Framework." Based on our assessment, management has concluded that, as of December 31, 2007, internal control over financial reporting was effective.

Elliott Davis, LLC, an independent registered public accounting firm, has issued an attestation report on management's assessment of the Company's internal control over financial reporting, and a copy of its report is included with this report.

Date: December 31, 2007

/s/L. Wayne Pearson
L. Wayne Pearson
President and Chief Executive Officer

/s/William C. Heslop
William C. Heslop
Senior Vice President and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Southcoast Financial Corporation and Subsidiaries
Mt. Pleasant, South Carolina

We have audited the accompanying balance sheet of Southcoast Financial Corporation as of December 31, 2007, and the related statements of income, shareholders' equity and comprehensive income, and cash flows for the years ended December 31, 2007 and December 31, 2005. We also have audited Southcoast Financial Corporation's internal control over financial reporting as of December 31, 2007, based on *criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).* Southcoast Financial Corporation's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Controls. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Southcoast Financial Corporation as of December 31, 2007, and the results of its operations and its cash flows for the years ended December 31, 2007 and December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, Southcoast Financial Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on *criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).*

Elliott Davis, LLC
Columbia, South Carolina
February 26, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Southcoast Financial Corporation and Subsidiaries
Mt. Pleasant, South Carolina

I have audited the accompanying consolidated balance sheets of Southcoast Financial Corporation and Subsidiaries (the "Company") as of December 31, 2006 and the related consolidated statements of income, shareholders' equity and comprehensive income and cash flows for the year the year ended December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these consolidated financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Southcoast Financial Corporation and Subsidiaries at December 31, 2006 and the results of their operations and cash flows for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Clifton D. Bodiford

Clifton D. Bodiford, CPA
Columbia, South Carolina
February 23, 2007

SOUTHCOAST FINANCIAL CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets

	December 31, 2007	December 31, 2006
Assets		
Cash and due from banks	$ 7,033,156	$ 7,008,202
Federal funds sold	3,774,000	31,204,000
Cash and cash equivalents	10,807,156	38,212,202
Investment securities		
Available for sale	58,467,574	42,577,683
Federal Home Loan Bank stock, at cost	4,141,700	3,882,800
Loans held for sale	384,000	139,516
Loans, net	374,116,734	363,246,406
Property and equipment, net	26,735,228	25,125,834
Company owned life insurance	20,467,919	2,631,881
Other assets	5,731,776	6,039,218
Total assets	**$ 500,852,087**	**$ 481,855,540**
Liabilities and shareholders' equity		
Deposits		
Noninterest bearing	$ 32,607,181	$ 34,693,747
Interest bearing	310,147,640	276,198,958
Total deposits	342,754,821	310,892,705
Securities sold under agreements to repurchase	7,730,401	1,840,719
Advances from Federal Home Loan Bank	73,500,000	66,000,000
Junior subordinated debentures	10,310,000	21,655,000
Other liabilities	3,815,558	2,664,504
Total liabilities	438,110,780	403,052,928
Commitments and contingencies - Notes 13 and 18		
Shareholders' equity		
Common stock, no par value, 20,000,000 shares authorized, 5,009,903 and 5,470,316 shares issued in 2007 and 2006, respectively	60,157,384	75,315,774
Retained earnings	2,597,714	3,503,162
Accumulated other comprehensive loss	(13,791)	(16,324)
Total shareholders' equity	62,741,307	78,802,612
Total liabilities and shareholders' equity	**$ 500,852,087**	**$ 481,855,540**

The accompanying notes are an integral part of these consolidated financial statements.

SOUTHCOAST FINANCIAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Income

	For the years ended December 31,		
	2007	2006	2005
Interest income			
Loans and fees on loans	$ 28,760,248	$ 28,080,276	$ 22,206,089
Investment securities	2,716,068	2,851,691	1,342,552
Federal funds sold	397,007	477,452	340,320
Total interest income	31,873,323	31,409,419	23,888,961
Interest expense			
Deposits	12,183,042	10,947,415	7,057,332
Other borrowings	3,858,881	2,689,897	1,932,780
Junior subordinated debentures	1,477,239	1,627,492	984,820
Total interest expense	17,519,162	15,264,804	9,974,932
Net interest income	14,354,161	16,144,615	13,914,029
Provision for loan losses	-	722,466	865,067
Net interest income after provision for loan losses	14,354,161	15,422,149	13,048,962
Noninterest income			
Service fees on deposit accounts	1,057,037	932,287	926,587
Gain on sale of mortgage loans	346,731	334,624	551,411
Gain on sale of investment securities	255,954	417,702	79,794
Gain on sale of property and equipment	25,016	378,390	988,498
Presales fee on property under sales contract	-	1,390,000	-
Company owned life insurance earnings	579,850	93,696	-
Other	289,895	290,412	179,022
Total noninterest income	2,554,483	3,837,111	2,725,312
Noninterest expenses			
Salaries and employee benefits	6,746,753	6,499,288	5,711,173
Occupancy	1,122,691	885,991	602,947
Furniture and equipment	1,165,064	1,038,624	688,373
Advertising and public relations	170,164	366,620	246,234
Professional fees	653,814	490,789	367,418
Travel and entertainment	259,723	326,968	271,519
Telephone, postage and supplies	426,290	423,184	342,337
Insurance	211,152	169,647	139,429
Junior subordinated debenture fees	74,298	298,499	21,446
Other operating	1,168,901	1,042,570	852,358
Total noninterest expenses	11,998,850	11,542,180	9,243,234
Income before income taxes	4,909,794	7,717,080	6,531,040
Income tax expense	1,481,166	2,877,507	2,341,647
Net income	**$ 3,428,628**	**$ 4,839,573**	**$ 4,189,393**
Basic net income per common share(1)	**$ 0.63**	**$ 0.81**	**$ 0.97**
Diluted net income per common share(1)	**$ 0.63**	**$ 0.80**	**$ 0.97**
Weighted average number of common shares outstanding(1)			
Basic	**5,419,474**	**6,007,137**	**4,335,319**
Diluted	**5,423,915**	**6,012,445**	**4,340,470**

----

(1) Adjusted for the effects of stock dividends

The accompanying notes are an integral part of these consolidated financial statements.

SOUTHCOAST FINANCIAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Shareholders' Equity and Comprehensive Income
Years ended December 31, 2007, 2006 and 2005

	Common Stock Shares	Common Stock Amount	Retained earnings	Accumulated other comprehensive income (loss)	Total shareholders' equity
Balance, December 31, 2004	2,970,663	$ 34,080,782	$ 2,364,340	$ 125,627	$ 36,570,749
Net income			4,189,393		4,189,393
Other comprehensive income:					
Unrealized holding losses on securities available for sale, net of tax benefit of $270,275				(326,873)	(326,873)
Less reclassification adjustment for gains included in net income, net of taxes of $27,130				(52,664)	(52,664)
Comprehensive income					3,809,856
Stock dividend (10%)	302,988	3,252,980	(3,252,980)		-
Stock offering (net of offering costs of $2,359,722)	1,610,000	32,255,278			32,255,278
Exercise of stock options	55,166	335,350			335,350
Issuance of stock	8,350	202,738			202,738
Employee stock purchase plan	7,043	140,574			140,574
Balance, December 31, 2005	4,954,210	70,267,702	3,300,753	(253,910)	73,314,545
Net income			4,839,573		4,839,573
Other comprehensive income:					
Unrealized holding gains on securities available for sale, net of taxes of $284,015				504,915	504,915
Less reclassification adjustment for gains included in net income, net of taxes of $150,373				(267,329)	(267,329)
Comprehensive income					5,077,159
Stock dividend (10%)	495,843	4,637,164	(4,637,164)		-
Issuance of stock	12,826	273,835			273,835
Employee stock purchase plan	7,437	137,073			137,073
Balance, December 31, 2006	5,470,316	75,315,774	3,503,162	(16,324)	78,802,612
Net income			3,428,628		3,428,628
Other comprehensive income:					
Unrealized holding gains on securities available for sale, net of taxes of $ 188,745				335,546	335,546
Unrealized losses on derivative instruments, net of taxes of $ 95,176				(169,202)	(169,202)
Less reclassification adjustment for gains included in net income, net of taxes of $ 92,143				(163,811)	(163,811)
Comprehensive income					3,431,161
Stock dividend (10%)	502,609	4,334,076	(4,334,076)		-
Shares repurchased and retired	(977,281)	(19,731,123)			(19,731,123)
Exercise of stock options	7,320	101,750			101,750
Employee stock purchase plan	6,939	136,907			136,907
Balance, December 31, 2007	**5,009,903**	**$ 60,157,384**	**$ 2,597,714**	**$ (13,791)**	**$ 62,741,307**

The accompanying notes are an integral part of these consolidated financial statements.

SOUTHCOAST FINANCIAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	For the years ended December 31,		
	2007	2006	2005
Operating activities			
Net income	$ 3,428,628	$ 4,839,573	$ 4,189,393
Adjustments to reconcile net income to net cash provided for operating activities			
Deferred income taxes	103,153	699,673	(1,030,024)
Provision for loan losses	-	722,466	865,067
Depreciation and amortization	1,168,212	908,099	618,816
Discount accretion and premium amortization	(22,194)	(113,957)	(44,753)
Origination of loans held for sale	(52,201,151)	(85,500,258)	(60,945,036)
Proceeds from sale of loans held for sale	51,956,667	94,636,234	63,679,094
Gain on sale of investment securities	(255,954)	(417,702)	(79,794)
Gain on sale of property and equipment	(25,016)	(378,390)	(988,498)
Deferred gain on sale of property and equipment	(1,500,141)	-	-
Increase in value of Company Owned Life Insurance	(579,850)	(31,881)	-
Increase in other assets	(44,040)	(331,583)	(245,415)
Increase (decrease) in other liabilities	1,151,054	(411,367)	1,041,780
Net cash provided by operating activities	3,179,368	14,620,907	7,060,630
Investing activities			
Proceeds from maturities/calls of available for sale securities	6,462,679	25,000,633	7,238,962
Proceeds from sale of available for sale securities	15,042,565	19,628,722	2,775,067
Purchases of available for sale securities	(36,743,394)	(54,737,307)	(20,311,026)
Purchases of Federal Home Loan Bank stock	(2,295,000)	(5,450,200)	(2,494,500)
Sales of Federal Home Loan Bank stock	2,036,100	5,287,500	1,867,500
(Increase) decrease in loans, net	(10,993,059)	7,687,182	(79,314,153)
Purchases of property and equipment	(3,364,641)	(6,759,329)	(7,005,850)
Purchases of Company Owned Life Insurance	(17,256,188)	-	(2,600,000)
Proceeds from sale of property and equipment	2,112,192	1,001,974	2,391,228
Net cash used for investing activities	(44,998,746)	(8,340,825)	(97,452,772)
Financing activities			
Net increase(decrease) in deposits	31,862,116	(661,244)	53,400,666
Increase in other borrowings and repurchase agreements	13,389,682	840,719	9,000,000
Proceeds from (redemptions of) junior subordinated debentures	(11,345,000)	-	10,310,000
Proceeds from stock offering, net	-	-	32,255,278
Proceeds from exercise of stock options	101,750	-	335,350
Issuance(repurchase) of stock	(19,731,123)	273,835	202,738
Proceeds from employee stock purchase plan	136,907	137,073	140,574
Net cash provided by financing activities	14,414,332	590,383	105,644,606
Net increase (decrease) in cash and cash equivalents	(27,405,046)	6,870,465	15,252,464
Cash and cash equivalents, beginning of year	38,212,202	31,341,737	16,089,273
Cash and cash equivalents, end of year	$ 10,807,156	$ 38,212,202	$ 31,341,737
Cash paid for			
Interest	$ 17,499,827	$ 14,831,057	$ 9,429,973
Income taxes	$ 1,368,681	$ 3,519,325	$ 2,083,102

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES

Southcoast Financial Corporation (the "Company") is a South Carolina corporation organized in 1999 for the purpose of being a holding company for Southcoast Community Bank (the "Bank"). During 2004, Southcoast Investments, Inc. was formed as a wholly-owned subsidiary of the Company, primarily for the purpose of holding real estate for the Company and Bank. The Company's primary purpose is that of owning the Bank. The Company is regulated by the Federal Reserve Board. The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. The Bank was incorporated in 1998 and operates as a South Carolina chartered bank providing full banking services to its customers. The Bank is subject to regulation by the South Carolina State Board of Financial Institutions and the Federal Deposit Insurance Corporation. During 2005, the Company formed Southcoast Capital Trust III for the purpose of issuing trust preferred securities. Southcoast Capital Trust I and II were formed in 2002 for the same purpose. In accordance with current accounting guidance, the Trusts are not consolidated in these financial statements.

Estimates - The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of income and expenses during the reporting periods. Actual results could differ from those estimates.

Concentrations of Credit Risk - Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of loans receivable, investment securities, federal funds sold and amounts due from banks.

The Company makes loans to individuals and small businesses for various personal and commercial purposes primarily in the South Carolina counties of Charleston, Berkeley, Dorchester, and Beaufort. The Company's loan portfolio is not concentrated in loans to any single borrower or a relatively small number of borrowers. Additionally, management is not aware of any concentrations of loans to classes of borrowers or industries that would be similarly affected by economic conditions except for residential mortgage loans, commercial real estate loans, and construction loans. These concentrations of mortgage, commercial, and construction loans totaled $161,350,212, $95,969,345, and $76,032,675, respectively, at December 31, 2007, representing 42.63%, 25.36%, and 20.09%, respectively, of total loans receivable and 253.36%, 150.70%, and 119.39%, respectively, of total equity.

In addition to monitoring potential concentrations of loans to particular borrowers or groups of borrowers, industries and geographic regions, management monitors exposure to credit risk from concentrations of lending products and practices such as loans that subject borrowers to substantial payment increases (e.g. principal deferral periods, loans with initial interest-only periods, etc), and loans with high loan-to-value ratios. Management has determined that there is no concentration of credit risk associated with its lending policies or practices. Additionally, there are industry practices that could subject the Company to increased credit risk should economic conditions change over the course of a loan's life. For example, the Company makes variable rate loans and fixed rate principal-amortizing loans with maturities prior to the loan's being fully paid (i.e. balloon payment loans). These loans are underwritten and monitored to manage the associated risks. Therefore, management believes that these particular practices do not subject the Company to unusual credit risk.

The Company's investment portfolio consists principally of obligations of the United States, its agencies or its corporations and general obligation municipal securities. In the opinion of Management, there is no concentration of credit risk in its investment portfolio. The Company places its deposits and correspondent accounts with and sells its federal funds to high quality institutions. Management believes credit risk associated with correspondent accounts is not significant.

Cash and Cash Equivalents - Cash and cash equivalents consist of cash on hand, due from banks, federal funds sold and securities purchased under agreements to resell. Generally federal funds are sold for a one-day period and securities purchased under agreements to resell mature in less than 90 days.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES - *continued*

Investment Securities - The Company accounts for investment securities in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The Statement requires investments in equity and debt securities to be classified into three categories:

Available-for-sale: These are securities which are not classified as either held to maturity or as trading securities. These securities are reported at fair market value. Unrealized gains and losses are reported, net of income taxes, as separate components of shareholders' equity (accumulated other comprehensive income). Gains or losses on dispositions of securities are based on the difference between the net proceeds and the adjusted carrying amount of the securities sold, using the specific identification method. Premiums and discounts are amortized into interest income by a method that approximates a level yield.

Held-to-maturity: These are debt securities which the Company has the ability and intent to hold until maturity. These securities are stated at cost, adjusted for amortization of premiums and the accretion of discounts. The Company has no held to maturity securities.

Trading: These are securities which are bought and held principally for the purpose of selling in the near future. Trading securities are reported at fair market value, and related unrealized gains and losses are recognized in the income statement. The Company has no trading securities.

Loans Held-for-Sale - Loans held for sale consist of 1 - 4 family residential mortgage loans. They are reported at the lower of cost or market value on an aggregate loan basis. Net unrealized losses, if any, are recognized through a valuation allowance. Gains or losses realized on the sales of loans are recognized at the time of sale and are determined by the difference between the net sales proceeds and the carrying value of loans sold.

Loans and Interest Income on Loans – Loans are stated at the principal balance outstanding. The allowance for loan losses is deducted from total loans in the balance sheet. Interest income is recognized on an accrual basis over the term of the loan based on the principal amount outstanding.

Loans are generally placed on non-accrual status when principal or interest becomes contractually ninety days past due, or when payment in full is not anticipated. When a loan is placed on non-accrual status, interest accrued but not received is generally reversed against interest income. If collectibility is in doubt, cash receipts on non-accrual loans are not recorded as interest income, but are used to reduce principal. Loans are not returned to accrual status unless principal and interest are current and the borrower demonstrates the ability to continue making payments as agreed. Loans on non-accrual status as well as real estate acquired through foreclosure or deed taken in lieu of foreclosure are considered non-performing assets.

Allowance for Loan Losses - The provision for loan losses charged to operating expenses reflects the amount deemed appropriate by management to establish an adequate reserve to meet the estimated losses inherent in the current loan portfolio. Management's judgment is based on periodic and regular evaluation of individual loans, the overall risk characteristics of the various portfolio segments, past experience with losses, and prevailing and anticipated economic conditions. Loans which are determined to be uncollectible are charged against the allowance. The provision for loan losses and recoveries on loans previously charged off are added to the allowance.

The Company accounts for impaired loans in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan". This standard requires that all lenders value each loan at the loan's fair value if it is probable that the lender will be unable to collect all amounts due according to the terms of the loan agreement. Fair value may be determined based upon the present value of expected cash flows, market price of the loan, if available, or value of the underlying collateral. Expected cash flows are required to be discounted at the loan's effective interest rate.

Under SFAS No. 114, as amended by SFAS No. 118, when the ultimate collectibility of an impaired loan's principal is in doubt, wholly or partially, all cash receipts are applied to principal. Once the reported principal balance has been reduced to zero, future cash receipts are applied to interest income, to the extent that any interest has been foregone. Further cash receipts are recorded as recoveries of any amounts previously charged off.

A loan is also considered impaired if its terms are modified in a troubled debt restructuring. For these accruing impaired loans, cash receipts are typically applied to principal and interest receivable in accordance with the terms of the restructured loan agreement. Interest income is recognized on these loans using the accrual method of accounting.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES - *continued*

As of December 31, 2007 and 2006, the Company's impaired loans were equivalent to nonaccrual loans, as discussed in Note 6.

Property and Equipment - Property, furniture and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Maintenance and repairs are charged to operations, while major improvements are capitalized. Upon retirement, sale, or other disposition the cost and accumulated depreciation are eliminated from the accounts, and gain or loss is included in income from operations.

Debt Issuance Costs - Issuance costs associated with the junior subordinated debentures are amortized over the life of the debt using the straight-line method, which approximates the effective yield method. During 2006 the decision was made to retire two of the junior subordinated debentures in 2007 pursuant to early termination options provided by the instruments. Amortization of these costs was accelerated to appropriately reflect this decision, as discussed in Note 11.

Income Taxes - The financial statements have been prepared on the accrual basis. When income and expenses are recognized in different periods for financial reporting purposes versus for purposes of computing income taxes currently payable, deferred taxes are provided on such temporary differences. The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been recognized in the financial statements or tax return. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled.

In 2006, the FASB issued Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes – an Interpretation of SFAS No. 109." FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN 48 also prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in an enterprise's tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. Accordingly, the Company adopted FIN 48 effective January 1, 2007. The adoption of FIN 48 did not have any impact on the Company's consolidated financial position.

Advertising Expense - Advertising and public relations costs are generally expensed as incurred. External costs incurred in producing media advertising are expensed the first time the advertising takes place. External costs relating to direct mailing costs are expensed in the period in which the direct mailings are sent. Advertising and public relations costs of $170,164, $366,620 and $246,234 were included in the Company's results of operations for 2007, 2006 and 2005, respectively.

Net Income Per Common Share - Net income per common share is computed on the basis of the weighted average number of common shares outstanding in accordance with SFAS No. 128, "Earnings per Share." The treasury stock method is used to compute the effect of stock options on the weighted average number of common shares outstanding for diluted earnings per share. The Board of Directors declared and paid a ten percent stock dividend in June 2007, May 2006 and in June 2005. Per share amounts have been retroactively restated to reflect the stock dividends.

Statement of Cash Flows - For purposes of reporting cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet caption "Cash and Due From Banks" and "Federal Funds Sold." Cash and cash equivalents have an original maturity of three months or less.

Fair Value of Financial Instruments - SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," as amended by SFAS No. 119 and SFAS No. 133, requires disclosure of fair value information for financial instruments, whether or not recognized in the balance sheet, when it is practicable to estimate the fair value. SFAS No. 107 defines a financial instrument as cash, evidence of an ownership interest in an entity or contractual obligations which require the exchange of cash or other financial instruments. Certain items are specifically excluded from the disclosure requirements, including the Company's common stock. In addition, other nonfinancial instruments such as property and equipment and other assets and liabilities are not subject to the disclosure requirements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES - *continued*

Fair Value of Financial Instruments *(continued)*

The following methods and assumptions were used by the Company in estimating fair values of financial instruments as disclosed herein:

Cash and due from banks - The carrying amounts reported in the balance sheets for cash and due from banks (cash on hand, due from banks and interest bearing deposits with other banks) approximate their fair values.

Federal funds sold - The carrying amounts of federal funds sold approximate their fair values.

Investment securities available for sale - Fair values for investment securities available for sale are based on quoted market prices.

Federal Home Loan Bank stock - The carrying amount of Federal Home Loan Bank stock approximates its fair value.

Loans held for sale - The carrying amounts of loans held for sale approximate their fair values.

Loans - For variable rate loans that reprice frequently and for loans that mature within three months, fair values are based on carrying values. Fair values for all other loans are estimated using discounted cash flow analyses, with interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Deposits - The fair values disclosed for deposits with no defined maturities are equal to their carrying amounts which represent the amounts payable on demand. The carrying amounts for variable rate, fixed-term money market accounts approximate their fair value at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities.

Advances from the Federal Home Loan Bank and Junior subordinated debentures - For other borrowings that reprice frequently, fair values are based on carrying values. Fair values for all other borrowings are estimated using discounted cash flow analyses, based on the Bank's current incremental borrowing rates for similar types of borrowing arrangements.

Off-balance sheet instruments - Fair values of off-balance sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES - *continued*

Recently Issued Accounting Pronouncements - The following is a summary of recent authoritative pronouncements that may affect accounting, reporting, and disclosure of financial information by the Company:

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This standard eliminates inconsistencies found in various prior pronouncements but does not require any new fair value measurements. SFAS 157 is effective for the Company on January 1, 2008 and will not impact the Company's accounting measurements, but it is expected to result in additional disclosures.

In September 2006, The FASB ratified the consensuses reached by the FASB's Emerging Issues Task Force ("EITF") relating to EITF 06-4, "Accounting for the Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements" ("EITF 06-4"). Entities purchase life insurance for various reasons including protection against loss of key employees and to fund postretirement benefits. The two most common types of life insurance arrangements are endorsement split dollar life and collateral assignment split dollar life. EITF 06-4 covers the former and EITF 06-10 (discussed below) covers the latter. EITF 06-4 states that entities with endorsement split-dollar life insurance arrangements that provide a benefit to an employee that extends to postretirement periods should recognize a liability for future benefits in accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," (if, in substance, a postretirement benefit plan exists) or Accounting Principles Board ("APB") Opinion No. 12, "Omnibus Opinion—1967" (if the arrangement is, in substance, an individual deferred compensation contract). Entities should recognize the effects of applying this Issue through either (a) a change in accounting principle through a cumulative-effect adjustment to retained earnings or to other components of equity or net assets in the statement of financial position as of the beginning of the year of adoption or (b) a change in accounting principle through retrospective application to all prior periods. EITF 06-4 is effective for the Company on January 1, 2008. The Company does not believe the adoption of EITF 06-4 will have a material impact on its financial position, results of operations or cash flows.

In September 2006, the FASB ratified the consensus reached on EITF 06-5, "Accounting for Purchases of Life Insurance—Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4, Accounting for Purchases of Life Insurance" ("EITF 06-5"). EITF 06-5 states that a policyholder should consider any additional amounts included in the contractual terms of the insurance policy other than the cash surrender value in determining the amount that could be realized under the insurance contract. EITF 06-5 also states that a policyholder should determine the amount that could be realized under the life insurance contract assuming the surrender of an individual-life by individual-life policy (or certificate by certificate in a group policy). EITF 06-5 is effective for the Company on January 1, 2008. The Company does not believe the adoption of EITF 06-5 will have a material impact on its financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115" ("SFAS 159"). This statement permits, but does not require, entities to measure many financial instruments at fair value. The objective is to provide entities with an opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Entities electing this option will apply it when the entity first recognizes an eligible instrument and will report unrealized gains and losses on such instruments in current earnings. This statement (1) applies to all entities, (2) specifies certain election dates, (3) can be applied on an instrument-by-instrument basis with some exceptions, (4) is irrevocable and (5) applies only to entire instruments. One exception is demand deposit liabilities which are explicitly excluded as qualifying for fair value. With respect to SFAS 115, available-for-sale and held-to-maturity securities at the effective date are eligible for the fair value option at that date. If the fair value option is elected for those securities at the effective date, cumulative unrealized gains and losses at that date shall be included in the cumulative-effect adjustment and thereafter, such securities will be accounted for as trading securities. SFAS 159 is effective for the Company on January 1, 2008. The Company is currently analyzing the fair value option that is permitted, but not required, under SFAS 159.

In March 2007, the FASB ratified the consensus reached on EITF 06-10, "Accounting for Collateral Assignment Split-Dollar Life Insurance Arrangements" ("EITF 06-10"). The postretirement aspect of this EITF is substantially similar to EITF 06-4 discussed above and requires that an employer recognize a liability for the postretirement benefit related to a collateral assignment split-dollar life insurance arrangement in accordance with either FASB Statement No. 106 or APB

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES - *continued*

Recently Issued Accounting Pronouncements - *continued*

Opinion No. 12, as appropriate, if the employer has agreed to maintain a life insurance policy during the employee's retirement or provide the employee with a death benefit based on the substantive agreement with the employee. In addition, a consensus was reached that an employer should recognize and measure an asset based on the nature and substance of the collateral assignment split-dollar life insurance arrangement. EITF 06-10 is effective for the Company on January 1, 2008. The Company does not believe the adoption of EITF 06-10 will have a material impact on its financial position, results of operations or cash flows.

In November 2007, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 109, "Written Loan Commitments Recorded at Fair Value Through Earnings" ("SAB 109"). SAB 109 expresses the current view of the SEC staff that the expected net future cash flows related to the associated servicing of the loan should be included in the measurement of all written loan commitments that are accounted for at fair value through earnings. SEC registrants are expected to apply this guidance on a prospective basis to derivative loan commitments issued or modified in the first quarter of 2008 and thereafter. The Company is currently analyzing the impact of this guidance, which relates to the Company's mortgage loans held for sale.

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations," ("SFAS 141(R)") which replaces SFAS 141. SFAS 141(R) establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; recognizes and measures goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. FAS 141(R) is effective for acquisitions by the Company taking place on or after January 1, 2009. Early adoption is prohibited. Accordingly, a calendar year-end company is required to record and disclose business combinations following existing accounting guidance until January 1, 2009. The Company will assess the impact of SFAS 141(R) if and when a future acquisition occurs.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51" ("SFAS 160"). SFAS 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Before this statement, limited guidance existed for reporting noncontrolling interests (minority interest). As a result, diversity in practice exists. In some cases minority interest is reported as a liability and in others it is reported in the mezzanine section between liabilities and equity. Specifically, SFAS 160 requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financials statements and separate from the parent's equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. SFAS 160 clarifies that changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the noncontrolling equity investment on the deconsolidation date. SFAS 160 also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interests. SFAS 160 is effective for the Company on January 1, 2009. Earlier adoption is prohibited. The Company is currently evaluating the impact, if any, the adoption of SFAS 160 will have on its consolidated financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES - *continued*

Risks and Uncertainties - In the normal course of its business the Company encounters two significant types of risks: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different speeds, or on different bases, than its interest-earning assets. Credit risk is the risk of default on the Company's loan and investment portfolios that results from borrower's inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of collateral underlying loans receivable and the valuation of real estate held by the Company.

The Company is subject to the regulations of various governmental agencies. These regulations can and do change significantly from period to period. The Company also undergoes periodic examinations by the regulatory agencies, which may subject it to further changes with respect to asset valuations, amounts of required loss allowances and operating restrictions from the regulators' judgments based on information available to them at the time of their examination.

Reclassifications - Certain captions and amounts in the 2006 and 2005 consolidated financial statements were reclassified to conform with the 2007 presentation.

Subsequent Events - On January 18, 2008, the Company announced plans to repurchase up to 484,527 shares of its common stock. Repurchased shares will be retired into authorized unissued shares. Pursuant to the 2008 Plan, and an earlier repurchase plan announced on July 25, 2007 for the repurchase of up to 547,556 shares, the Company repurchased a total of 175,418 shares during January 2008, at a total cost of $2,461,009. As a result of the repurchase, together with 2,749 shares issued through the Company's Employee Stock Purchase Plan, the Company had 4,837,234 common shares outstanding at January 31, 2008.

NOTE 2 - STOCK OFFERING AND BUYBACK

In order to support its long term growth plans, the Company completed a stock offering during the fourth quarter of 2005 whereby 1,610,000 shares of the Company's common stock were issued. The offering price was $21.50 per share to the public and $20.21 per share to the underwriters. The gross proceeds from the offering were $34,615,000 and expenses related to the offering totaled $2,359,722.

Due to changing market conditions and the Company's excess regulatory capital levels the Company has repurchased 977,281 shares of its common stock for a gross amount of $19,731,123 during 2007. The repurchases were effected through two separate buyback authorizations by the Company's Board of Directors during 2007.

NOTE 3 - RESTRICTIONS ON CASH AND DUE FROM BANKS

The Bank is required to maintain average reserve balances, computed by applying prescribed percentages to its various types of deposits, either at the bank or on deposit with the Federal Reserve Bank. At December 31, 2007 and 2006, these required reserves were met by vault cash.

NOTE 4 - FEDERAL FUNDS SOLD

When the Bank's cash reserves (Note 3) are in excess of the required amount, it may lend the excess to other banks on a daily basis. As of December 31, 2007 and 2006, federal funds sold amounted to $3,774,000 and $31,204,000, respectively.

NOTE 5 - INVESTMENT SECURITIES

The amortized cost and fair value of investment securities are as follows:

	December 31, 2007			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Available for sale				
Government sponsored enterprises(GSEs)	$ 5,498,878	$ 27,992	$ -	$ 5,526,870
Mortgage backed	33,400,408	302,605	56,881	33,646,132
Municipal securities	14,569,027	250,914	2,668	14,817,273
Other	4,651,550	-	174,251	4,477,299
Total	**$ 58,119,863**	**$ 581,511**	**$ 233,800**	**$ 58,467,574**

	December 31, 2006			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Available for sale				
Government sponsored enterprises(GSEs)	$ 10,477,700	$ 30,877	$ 51,632	$ 10,456,945
Mortgage backed	24,285,436	100,721	223,625	24,162,532
Municipal securities	5,644,180	76,880	-	5,721,060
Other	2,195,873	41,273	-	2,237,146
Total	**$ 42,603,189**	**$ 249,751**	**$ 275,257**	**$ 42,577,683**

The following table shows gross unrealized losses and fair value, aggregated by investment category, and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2007.

Available for Sale

	Less than twelve months		Twelve months or more		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Mortgage backed	$ 1,462,088	$ 13,561	$ 5,141,992	$ 43,320	$ 6,604,080	$ 56,881
Municipal securities	1,185,704	2,668	-	-	1,185,704	2,668
Other	3,517,675	174,251	-	-	3,517,675	174,251
Total	**$ 6,165,467**	**$ 190,480**	**$ 5,141,992**	**$ 43,320**	**$ 11,307,459**	**$ 233,800**

Securities classified as available-for-sale are recorded at fair market value. Approximately 19% of the unrealized losses, or five individual securities, consisted of securities in a continuous loss position for twelve months or more. The Company has the ability and intent to hold these securities until such time as the value recovers or the securities mature. The Company believes, based on industry analyst reports and credit ratings, that the deterioration in value is attributable to changes in market interest rates and is not in the credit quality of the issuer and therefore, these losses are not considered other-than-temporary.

NOTE 5 - INVESTMENT SECURITIES - *continued*

The amortized costs and fair values of investment securities available for sale at December 31, 2007 by contractual maturity, are shown in the following table. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
Under one year	$ 2,498,878	$ 2,500,000
Due after one but within five years	3,367,673	3,401,209
Due after five but within ten years	1,958,747	1,988,936
Due after ten years	16,744,157	16,781,673
Mortgage backed	33,400,408	33,646,132
Equity securities with no maturity	150,000	149,624
Total investment securities available-for-sale	**$ 58,119,863**	**$ 58,467,574**

Investment securities with an aggregate amortized cost of $33,235,824 and estimated fair value of $33,285,758 at December 31, 2007, were pledged to secure public deposits and for other purposes, as required or permitted by law.

Investment securities with an aggregate amortized cost of $8,896,881 and estimated fair value of $8,947,041 at December 31, 2007, were pledged to secure securities sold under agreements to repurchase.

An investment security with an aggregate amortized cost of $222,402 and estimated fair value of $225,436 at December 31, 2007, was pledged to secure a Treasury Tax & Loan account.

Gross realized gains on sales of available-for-sale securities were $255,954, $480,420 and $79,794 in 2007, 2006, and 2005, respectively. Gross realized losses on available-for-sale securities were $0, $62,718 and $0 in 2007, 2006, and 2005, respectively. Proceeds from the sale of securities totaled $15,042,565 and $19,628,722 in 2007 and 2006, respectively.

Federal Home Loan Bank stock, at cost - The Bank, as a member institution of the Federal Home Loan Bank of Atlanta (FHLBA), is required to own capital stock in the FHLB based generally upon the balance of residential mortgage loans pledged and FHLB borrowings. The stock is pledged to secure FHLB borrowings. No ready market exists for this stock, and it has no quoted market value. However, redemption of this stock has historically been at par value.

NOTE 6 - LOANS

The composition of loans by major loan category is presented below:

	December 31,	
	2007	2006
Real estate secured loans:		
Residential 1-4 Family	$ 161,350,212	$ 158,893,713
Multifamily	6,500,705	6,587,059
Commercial	95,969,345	87,079,990
Construction	76,032,675	82,280,422
Total real estate secured	339,852,937	334,841,184
Commercial and industrial	34,278,418	28,104,517
Consumer	3,212,622	3,409,467
Other	1,070,094	1,255,365
Total gross loans	378,414,071	367,610,533
Allowance for loan losses	(4,297,337)	(4,364,127)
	$ 374,116,734	**$ 363,246,406**

NOTE 6 - LOANS - *continued*

At December 31, 2007 and 2006, non-accrual loans totaled $892,640 and $868,282, respectively. The gross interest income which would have been recorded under the original terms of non-accrual loans amounted to $95,499, $66,553 and $40,035 in 2007, 2006, and 2005, respectively. Impaired loans were equivalent to nonaccrual loans in terms of principal balance and foregone interest for the periods ended December 31, 2007, 2006 and 2005. As of December 31, 2007, loans totaling $102,680,029 were pledged to the FHLB as collateral for borrowings from the FHLB (see Note 10).

The following tables provide a year to date analysis of activity within the allowance for loan losses and an allocation for the allowance for loan losses between the various loan categories:

	December 31,		
	2007	2006	2005
Balance, beginning of year	$ 4,364,127	$ 4,269,564	$ 3,403,970
Provision for loan losses	-	722,466	865,067
Net (charge-offs) recoveries	(66,790)	(627,903)	527
Balance, end of year	**$ 4,297,337**	**$ 4,364,127**	**$ 4,269,564**

Balance at December 31, 2007 Applicable to:	**Amount**	**Allowance For Loan Loss Allocation as a Percentage of the whole**
Domestic:		
Commercial, financial, and agricultural	$ 1,914,774	44.56%
Real estate- construction	490,527	11.41
Real estate- mortgage	1,591,894	37.04
Installment loans to individuals and other	38,000	0.88
Foreign	-	-
Unallocated	262,142	6.11
Total	**$ 4,297,337**	**100.00%**

NOTE 7 - PROPERTY AND EQUIPMENT

Components of property and equipment are as follows:

	Estimated Useful Lives	December 31, 2007	December 31, 2006
Land		$ 10,089,134	$ 9,500,779
Furniture and equipment	3 - 10 years	5,828,975	5,311,882
Buildings and improvements	5 - 40 years	13,413,328	12,124,315
Construction in process		918,799	854,119
		30,250,236	27,791,095
Less accumulated depreciation		3,515,008	2,665,261
Total property and equipment		**$ 26,735,228**	**$ 25,125,834**

Construction in process consists of a parcel of real property and a building purchased during 2007 in the Hilton Head area. The Bank is in the process of making improvements to the site and is exploring its options with respect to the property. Depreciation expense for the years ended December 31, 2007, 2006 and 2005 was $1,168,212, $908,099 and $618,816, respectively. During 2006 the Company purchased two parcels of land in the Hilton Head area for future branch expansion. The Company's basis in these two properties was $3,292,762 at December 31, 2007. Because of changes in market conditions since the Company entered into binding contracts for purchase of the properties, the Company has slowed its expansion plans for the Hilton Head area and, therefore, the Company has not yet entered into construction contracts on either of these parcels.

In 2007, the Company received sales proceeds totaling $2,112,192 on properties with an aggregate net book value of $587,035, realizing gains on sale totaling $1,525,157 as a result of the transactions. The Company deferred recognition on $1,500,141 of this amount due to a sale- leaseback transaction on the property sold, the Company's Johns Island branch location. The Company will recognize the gain ratably over the lease term as a reduction of lease expense. The

NOTE 7 – PROPERTY AND EQUIPMENT - *continued*

terms of the Company's lease agreement with respect to this property are discussed in Note 15.

In 2006, the Company received sales proceeds totaling $1,001,974 on properties with an aggregate net book value of $623,584, recognizing gains on sale totaling $378,390 as a result of the transactions.

NOTE 8 - DEPOSITS

The following is a detail of deposit accounts:

	December 31,	
	2007	2006
Noninterest bearing deposits	$ 32,607,181	$ 34,693,747
Interest bearing		
NOW	15,596,644	15,585,193
Money market	67,358,296	35,645,401
Savings	3,816,504	2,902,681
Time, less than $100,000	162,164,231	163,589,680
Time, $100,000 and over	61,211,965	58,476,003
Total deposits	**$ 342,754,821**	**$ 310,892,705**

Interest expense on time deposits greater than $100,000 was approximately $3,051,932, $2,856,926 and $4,630,000 in 2007, 2006 and 2005, respectively.

At December 31, 2007 and 2006, the Bank had approximately $107,337,632 and $117,998,815, respectively, in time deposits from customers outside its market area. This includes $104,020,000 and $114,307,000 in brokered deposits in 2007 and 2006, respectively.

At December 31, 2007 the scheduled maturities of time deposits are as follows:

2008	$ 196,053,153
2009	11,340,477
2010	10,248,236
2011	91,819
2012	5,580,140
2013	62,371
	$ 223,376,196

NOTE 9- SHORT-TERM BORROWINGS

Short- term borrowings payable include securities sold under agreements to repurchase which generally mature on a one to thirty day basis, federal funds purchased, and a holding company line of credit. Information concerning short-term borrowings is summarized as follows:

	December 31,	
	2007	2006
Balance at end of the year	$ 7,730,401	$ 1,840,719
Average balance during year	8,343,820	1,895,720
Average interest rate during year	3.57%	3.11%
Maximum month-end balance during the year	21,923,512	7,601,687

The Company has collateralized the repurchase agreements with securities with an aggregate cost basis and market value of $8,896,881 and $8,947,041, respectively, at December 31, 2007.

NOTE 10 - ADVANCES FROM FEDERAL HOME LOAN BANK

Advances from Federal Home Loan Bank are collateralized by FHLB stock and pledges of certain residential mortgage loans and are summarized as follows:

Maturity	Rate	December 31, 2007	December 31, 2006
June 2007	Variable (5.37% at December 31, 2006)	$ -	$ 5,500,000
May 2008	4.67%	5,000,000	-
June 2008	Variable (4.40% at December 31, 2007)	5,500,000	5,500,000
November 2008	Variable (4.50% at December 31, 2007)	2,000,000	-
September 2010	5.55%	7,000,000	7,000,000
February 2011	Variable (5.05% at December 31, 2007)	4,500,000	4,500,000
March 2013	2.91%	7,500,000	7,500,000
September 2013	Variable (4.58% at December 31, 2007)	10,000,000	10,000,000
June 2014	3.92%	2,000,000	2,000,000
October 2016	4.25%	5,000,000	5,000,000
October 2016	4.17%	-	5,000,000
October 2016	4.12%	-	5,000,000
November 2008	Variable (5.50% at December 31, 2006)	-	2,000,000
November 2011	4.87%	-	2,000,000
November 2016	4.08%	5,000,000	5,000,000
January 2017	4.35%	5,000,000	-
January 2017	4.40%	5,000,000	-
January 2017	4.46%	5,000,000	-
January 2017	4.60%	5,000,000	-
		$ 73,500,000	**$ 66,000,000**

Each of the fixed rate advances is subject to early termination options. The Federal Home Loan Bank reserves the right to terminate each agreement at an earlier date.

NOTE 11 - JUNIOR SUBORDINATED DEBENTURES

On May 3, 2002. December 16, 2002, and August 5, 2005, in three separate transactions, Southcoast Capital Trust I, II, and III (the "Capital Trusts"), non-consolidated subsidiaries of the Company, issued and sold a total of 21,655 floating rate securities, with a $1,000 liquidation amount per security (the "Capital Securities"). Institutional buyers bought 21,000 of the Capital Securities denominated as preferred securities and the Company bought the other 655 Capital Securities which are denominated as common securities. The proceeds of those sales, $21.7 million, were used by the Capital Trusts to buy $21.7 million of junior subordinated debentures from the Company which are reported on its consolidated balance sheets. The Capital Securities mature or are mandatorily redeemable upon maturity on June 30, 2032, December 16, 2032, and September 30, 2035, respectively, or upon earlier optional redemption as provided in the indenture. The Company has the right to redeem the Capital Securities in whole or in part, on or after June 30, 2007, December 30, 2007, and September 30, 2010. The Company may also redeem the capital securities prior to such dates upon occurrence of specified conditions and the payment of a redemption premium. During 2007 the Company exercised its right to redeem the Capital Securities issued by Southcoast Capital Trust I and Southcoast Capital Trust II. As a result the Company retired total debt related to these securities of $11,345,000.

The Company's investment in the common securities of the Capital Trusts totaled $310,000 and $655,000 at December 31, 2007, and December 31, 2006, respectively, and is included in "Available for Sale Securities" on its consolidated balance sheets. The preferred securities of the Capital Trusts totaling $10.0 million at December 31, 2007 and $21.0 million at December 31, 2006 qualify as Tier 1 capital under Federal Reserve Board guidelines, subject to limitations.

Debt issuance costs, net of accumulated amortization, from junior subordinated debentures totaled $0 and $66,090 at December 31, 2007, and December 31, 2006, respectively, and are included in other assets on the consolidated balance sheets. Amortization of debt issuance and administration costs from junior subordinated debentures totaled $74,298, $298,499 and $21,446 for the years end December 31, 2007, 2006, and 2005, respectively, and is reported in other noninterest expense on the consolidated statements of income. The higher amortization expense recognized in 2006

NOTE 11 - JUNIOR SUBORDINATED DEBENTURES – *continued*

reflects the Company's 2006 decision to exercise its right of early redemption on the securities issued under the first two transactions pursuant to the language described in the first paragraph of this note.

The Capital Securities of Trust I accrued and paid distributions annually at a rate per annum equal to the three-month LIBOR plus 375 basis points, which was 8.45 percent at December 31, 2007.

The Capital Securities of Trust II accrued and paid distributions quarterly at a rate per annum equal to the three-month LIBOR plus 335 basis points, which was 8.05 percent at December 31, 2007.

The Capital Securities of Trust III accrue and pay distributions quarterly at a rate per annum equal to the three-month LIBOR plus 150 basis points, which was 6.20 percent at December 31, 2007. This rate may not exceed 12 percent through December 2007. The distribution rate payable on the Capital Securities is cumulative and payable quarterly in arrears. The Company has the right, subject to events of default, to defer payments of interest on the Capital Securities for a period not to exceed 20 consecutive quarterly periods, provided that no extension period may extend beyond the maturity date of December 16, 2035.

The Company has no current intention to exercise its right to defer payments of interest on the Capital Securities.

NOTE 12 – DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

As part of its overall interest rate risk management activities, the Company utilizes a derivative instrument to manage its exposure to interest rate risks which can cause significant fluctuations in earnings. This derivative instrument consists of an interest rate swap agreement which the Company entered into during 2007. Interest rate swap agreements are derivative financial instruments ("derivatives"). Interest rate swaps generally involve the exchange of fixed and variable rate interest payments between two parties, based on a common notional amount and maturity date. The Company's goal is to manage interest-rate sensitivity by modifying the repricing or maturity characteristics of specific balance sheet assets and liabilities so that the net interest margin is not, on a material basis, adversely affected by movements in interest rates. The interest rate swap entered into by the Company converted certain variable rate long term debt to fixed rates. As a result of interest rate fluctuations, hedged assets and liabilities will appreciate or depreciate in market value. The effect of this unrealized appreciation or depreciation will generally be offset by income or loss on the derivatives that are linked to the hedged assets and liabilities. The Company views this strategy as a prudent management of interest rate sensitivity, such that earnings are not exposed to undue risk presented by changes in interest rates.

By using derivative instruments, the Company is exposed to credit and market risk. If the counterparty fails to perform, credit risk is equal to the extent of the fair value gain in a derivative. When the fair value of a derivative contract is positive, this generally indicates that the counterparty owes the Company, and, therefore, creates a repayment risk for the Company. When the fair value of a derivative contract is negative, the Company owes the counterparty and, therefore, it has no repayment risk. The Company minimizes the credit (or repayment) risk in derivative instruments by entering into transactions with high-quality counterparties that are reviewed by the Company's credit committee.

Market risk is the adverse effect that a change in interest rates, currency, or implied volatility rates has on the value of a financial instrument. The Company manages the market risk associated with its interest rate swap contract by establishing and monitoring limits as to the types and degree of risk that may be undertaken. The Company periodically measures this risk by using a value-at-risk methodology.

The Company's derivatives activities are monitored by its asset/liability committee as part of that committee's oversight of the Company's asset/liability and treasury functions. The Company's asset/liability committee is responsible for implementing various hedging strategies that are developed through its analysis of data from financial simulation models and other internal and industry sources. The resulting hedging strategies are then incorporated into the Company's overall interest-rate risk-management and trading strategies.

NOTE 12 – DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES - *continued*

The Company has entered into a pay-fixed interest rate swap to convert its variable rate trust junior subordinated debentures to a fixed rate. This interest rate swap is designated as a cash flow hedge under SFAS 133 using the "long-haul" method of assessing hedge effectiveness. Changes in fair value for the derivative that qualify as cash flow hedges are recorded through other comprehensive income (net of tax) in shareholders' equity to the extent that the hedge is effective. The net cash settlement on derivatives qualifying for hedge accounting is recorded in interest income or interest expense, as appropriate, based on the item being hedged.

The interest rate swap agreement provides for the Company to make payments at a fixed rate of 6.32% in exchange for receiving payments at a variable rate determined by a specified index (three month LIBOR plus 150 basis points).

During 2007 the Company recognized $12,324 as a reduction of interest expense on Junior subordinated debentures as a result of its interest rate swap.

At December 31, 2007 the information pertaining to outstanding interest rate swap agreements used to hedge variable rate debt is as follows:

	2007
Notional Amount	$ 10,000,000
Weighted average variable (receive) rate	6.33%
Weighted average fixed (pay) rate	6.32%
Weighted average maturity in years	2.75
Unrealized loss relating to interest rate swap	$ 264,378

NOTE 13 - COMMITMENTS AND CONTINGENCIES

The Company is party to litigation and claims arising in the normal course of business. Management, after consultation with legal counsel, believes that the liabilities, if any, arising from such litigation and claims will not be material to the Company's financial position.

In September 2007 the Company entered into a contract to purchase a parcel of land contiguous to other land it owns in the Hilton Head area. The purchase price of the property is $164,000, and the Company paid $5,000 in earnest money at the time it signed the contract. The Company expects to close on the property in the first quarter of 2008.

In May 2006 the Company entered into a sales contract on two parcels of land contiguous to its branch location on John's Island. The land has a cost basis of $2,837,178. Under the agreement the Company agreed to sell the land, comprising approximately 13.21 acres, to the purchaser for the sum of $5,735,000. At the time of the contract the purchaser paid the Company a nonrefundable presales fee of $1,390,000 that was not applicable to the purchase price of the property. The Company recognized this as an item of noninterest income during 2006. The agreement specified a closing date on or before December 31, 2007, and provided for an extension period of one year through December 31, 2008, contingent on the payment of $30,000 monthly extension payments to the Company. Half of the monthly extension payments would be applicable to the purchase price and half would be nonapplicable. In December 2007 the purchaser exercised its right to extend the closing date of the transaction and has paid the monthly extension payments to date in accordance with the contract.

NOTE 14 - UNUSED LINES OF CREDIT

At December 31, 2007, the Bank had unused lines of credit to purchase federal funds totaling $47,400,000 from unrelated banks. These lines of credit are available on a one to fifteen day basis for general corporate purposes of the Bank. The lenders have reserved the right to withdraw the lines at their option. The Company may also borrow from the Federal Home Loan Bank based on a predetermined formula. Borrowings on this line totaled $73,500,000 at December 31, 2007. Additional funds of $8,644,023 were available on the line. Advances are subject to approval by the Federal Home Loan Bank and may require the Company to pledge additional collateral. As discussed in Note 6, the Company has pledged $102,680,029 in loans as collateral for these borrowings. Additionally, the Company had an unused holding company line of credit totaling $3,000,000 at December 31, 2007.

NOTE 15 - LEASES

During April 2003, the Company entered into a lease agreement for its branch location in Summerville. The lease began on May 1, 2003, and has an initial ten-year term. Additionally, the lease has renewal options for three additional ten-year terms. The lease requires monthly payments of $4,000 for the first five years of the initial lease term. Beginning after the first five years, the monthly rent will be increased by the amount of the previous calendar year's increase in the Consumer Price Index beginning on the first day of the lease renewal year, or $500, whichever is greater. This increase will occur annually thereafter throughout the remainder of the initial lease term and for each of the option renewal terms. Rental expense under this lease included in the consolidated statements of income totaled $48,000, $48,000, and $48,000 for the years ended December 31, 2007, December 31, 2006, and December 31, 2005, respectively.

During July 2006, the Company entered into a lease agreement for offices used by its mortgage operation, Charlestowne Mortgage, in the West Ashley area of Charleston. This lease agreement was entered into between the Company and a partnership whose membership includes the head of the mortgage operation, who is an employee of the Company. This relationship is also discussed in Note 17. The lease agreement was effective on July 1, 2006, and is on a month – to-month basis. The agreement may be terminated at any time by landlord or tenant upon 60 days prior notice by the terminating party. Monthly payments under this lease agreement are $1,553 per month. The Company's obligation under this lease at December 31, 2007, was $3,106, equal to two months' rent. During 2007 the monthly rental expense of this property was reduced by $891 per month due to the landlord's subletting part of the space to an appraisal company on a month- to- month basis. Rental expense under this lease included in the consolidated statements of income totaled $7,940 and $3,970 for the years ended December 31, 2007 and 2006, respectively.

During May 2006, the Company entered into a lease agreement for a branch location in the West Ashley area of Charleston. The lease was effective on August 1, 2006, and has an initial five-year term. Additionally, the lease has renewal options for three additional five-year terms. The lease requires monthly payments of $2,060 per month for the first twelve months, with 3% annual increases in rent for each succeeding twelve month period. The renewal options also provide for annual 3% increases in monthly rent. Rental expense under this lease included in the consolidated statements of income totaled $25,091 and $10,300 for the years ended December 31, 2007 and 2006, respectively.

During December 2007, in connection with the sale of its Johns Island branch location discussed in Note 7, the Company entered into a sale- leaseback arrangement with the purchaser of its Johns Island branch location. The lease was effective on December 20, 2007, and has an initial five-year term. Additionally, the lease has renewal options for three additional five-year terms. The lease requires monthly payments of $13,000 per month for the initial three five-year lease terms. The fourth five-year lease term requires monthly payments of $14,000 per month. There was no rent expense associated with this lease during 2007.

Minimum future rental payments under non-cancelable operating leases having remaining terms in excess of one month, for each of the next five years in the aggregate are:

2008	$	161,878
2009		165,543
2010		172,345
2011		167,226
2012		156,993
Total minimum future rental payments	$	**823,985**

NOTE 16 - INCOME TAXES

The following summary of the provision for income taxes includes tax deferrals which arise from temporary differences in the recognition of certain items of revenue and expense for tax and financial reporting purposes for the years ended December 31:

	2007	2006	2005
Income taxes currently payable			
Federal	$ 1,596,754	$ 2,405,377	$ 2,596,817
State	188,230	219,155	222,283
	1,784,984	2,624,532	2,819,100
Deferred tax provision (benefit)	(303,818)	252,975	(477,453)
Provision	**$ 1,481,166**	**$ 2,877,507**	**$ 2,341,647**

The income tax effect of cumulative temporary differences for deferred tax assets (liabilities) at December 31, is as follows:

	December 31,	
	2007	2006
Allowance for loan losses	$ 1,305,978	$ 1,463,361
Unrealized loss (gain) on investment securities	8,918	9,521
Depreciation	(650,307)	(551,339)
Prepaid expenses	(140,011)	(123,591)
Deferred revenue	559,553	-
Other	69,760	52,121
Net deferred tax asset	**$ 1,153,891**	**$ 850,073**

The net deferred tax asset is reported in other assets in the balance sheets at December 31, 2007 and 2006.

The provision for income taxes is reconciled to the amount of income tax computed at the federal statutory rate on income before income taxes for the years ended December 31, as follows:

	2007		2006		2005	
	Amount	%	Amount	%	Amount	%
Tax expense at statutory rate	$ 1,669,330	34%	$ 2,623,807	34%	$ 2,220,554	34%
Increase (decrease) in taxes resulting from:						
State bank tax (net of federal benefit)	124,232	2	144,642	2	146,707	2
Officers' life insurance	(149,161)	(3)	70,420	1	180,336	3
Nonqualified stock options	-	-	-	-	(213,253)	(3)
Other tax preference items	(163,235)	(3)	38,638	-	7,303	-
Tax provision	**$ 1,481,166**	**30%**	**$ 2,877,507**	**37%**	**$ 2,341,647**	**36%**

The Company has analyzed the tax positions taken or expected to be taken in its tax returns and concluded it has no liability related to uncertain tax positions in accordance with FIN 48.

NOTE 17 - RELATED PARTY TRANSACTIONS

Directors, executive officers and their affiliates are customers of and have banking transactions with the Bank in the ordinary course of business. These transactions were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable arms-length transactions, and did not involve more than the normal risk of collectibility or present other unfavorable terms.

A summary of loan transactions with directors and executive officers, including their affiliates, are as follows:

	December 31,	
	2007	2006
Balance, beginning of year	$ 509,207	$ 165,661
New loans	-	412,586
Repayments	73,925	69,040
Balance, end of year	$ 435,282	$ 509,207

Deposits by directors and executive officers, including their affiliates, at December 31, 2007 and 2006 approximated $912,224 and $701,081, respectively.

During July 2006, the Company entered into a lease agreement for offices used by its mortgage operation, Charlestowne Mortgage. The lease is on a month- to- month basis and obligates the Company to monthly payments of $1,553. The lease may be terminated by landlord or tenant on 60 days notice. The head of the mortgage operation, who is an employee of the Company, is also a partner in the partnership that owns the real property. This lease agreement is also discussed in Note 15.

NOTE 18 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Bank is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These instruments include commitments to extend credit and standby letters of credit. They involve elements of credit and interest rate risk in excess of the amounts shown on the balance sheets.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amounts of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. A summary of the Bank's commitments is as follows:

	December 31,	
	2007	2006
Commitments to extend credit	$ 43,661,701	$ 45,435,151
Standby letters of credit	679,808	610,321

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any material condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the borrower. Collateral varies but may include accounts receivable, inventory, property, plant and equipment, and commercial and residential real estate.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral varies but may include accounts receivable, inventory, equipment, marketable securities and property. Since letters of credit are expected to expire without being drawn upon, they do not necessarily represent future cash requirements and the fair value of any liability associated with letters of credit is insignificant.

NOTE 19 - EMPLOYEE BENEFIT PLAN

The Company maintains a 401(k) Plan for the benefit of all eligible employees. Upon ongoing approval of the Board of Directors, the Company matches employee contributions equal to 50 percent of the first six percent of compensation, subject to certain adjustments and limitations. The Company may also make an elective three percent contribution to the Plan accounts of all eligible employees. Contributions made to the Plan in 2007, 2006 and 2005 amounted to $67,028, $192,926 and $113,158, respectively.

NOTE 20 - STOCK OPTION PLAN

During 2000, the Board of Directors approved a stock option plan for the benefit of the directors, officers and employees. The Board may grant options at an option price per share not less than the fair market value on the date of grant. The plan provides for options to vest immediately and expire not later than ten years from the grant date.

Below is a summary of the plan status and changes during the year (all shares and exercise prices have been adjusted for stock dividends):

	2007		2006		2005	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	18,300	$ 13.90	18,300	$ 13.90	90,562	$ 7.34
Granted	-		-		-	-
Exercised	(7,320)	13.90	-		(72,262)	5.68
Forfeited or expired	-		-		-	
Outstanding at end of year	**10,980**	13.90	**18,300**	**13.90**	**18,300**	**13.90**
Options exercisable at year end	**10,980**	13.90	**18,300**	**13.90**	**18,300**	**13.90**
Shares available for grant	**25,179**		**25,179**		**25,179**	

The plan is administered by the Board of Directors or by a committee designated by the Board. The plan provides that if the shares of common stock shall be subdivided or combined into a greater or smaller number of shares or if the Company shall issue any shares of common stock as a stock dividend on its outstanding common stock, the number of shares of common stock deliverable upon the exercise of options shall be increased or decreased proportionately, and appropriate adjustments shall be made in the purchase price per share to reflect such subdivision, combination or stock dividend.

NOTE 21 - EMPLOYEE STOCK PURCHASE PLAN

During 2000, the Board of Directors approved a five year non-compensatory Employee Stock Purchase Plan for the benefit of officers and employees. The plan was replaced in 2005 with an identical plan which expires in 2010. Beginning July 1, 2000, officers and employees were allowed to have the Company make payroll withholdings for the purpose of buying Company stock. The purchase price is 85 percent of the closing quoted market price on the first or last business day of the quarter, whichever is less. Shares for the quarter are purchased during the first month of the following quarter. During 2007 and 2006, the Company issued 6,939 and 7,437 shares of common stock, respectively, under this plan.

NOTE 22 - NET INCOME PER COMMON SHARE

Earnings per share - basic is computed by dividing net income by the weighted average number of common shares outstanding. Earnings per share - diluted is computed by dividing net income by the weighted average number of common shares outstanding and dilutive common share equivalents using the treasury stock method. Dilutive common share equivalents include common shares issuable upon exercise of outstanding stock options.

	For the years ended December 31,		
	2007	2006	2005
Basic earnings per share:			
Net income available to common shareholders	$ 3,428,628	$ 4,839,573	$ 4,189,393
Average common shares outstanding - basic	5,419,474	6,007,137	4,335,319
Basic earnings per share	$ 0.63	$ 0.81	$ 0.97
Diluted earnings per share:			
Net income available to common shareholders	$ 3,428,628	$ 4,839,573	$ 4,189,393
Average common shares outstanding - basic	5,419,474	6,007,137	4,335,319
Incremental shares from assumed conversion of stock options	4,441	5,308	5,151
Average common shares outstanding - diluted	5,423,915	6,012,445	4,340,470
Diluted earnings per share	$ 0.63	$ 0.80	$ 0.97

NOTE 23 - DIVIDENDS

The Board of Directors declared and paid ten percent stock dividends in June 2007, May 2006, and June 2005. All stock dividends were recorded at fair market value to the extent of retained earnings available. All balance sheet amounts and per share amounts have been adjusted to reflect these dividends.

There are no current plans to initiate payment of cash dividends and future dividend policy will depend on the Company's earnings, capital requirements, financial condition and other factors considered relevant by the Board of Directors. The Bank's ability to pay dividends to the Company is restricted by the laws and regulations of the State of South Carolina. Generally, these restrictions allow the Bank to pay dividends from current earnings without the prior written consent of the South Carolina Commissioner of Banking, if it received a satisfactory rating at its most recent examination.

NOTE 24 - REGULATORY MATTERS

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure of the Bank to meet minimum capital requirements can initiate certain mandatory, and possible additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets. Management believes, as of December 31, 2007, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2007, the most recent notification of the regulators categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category.

The following table summarizes the capital ratios and the regulatory minimum requirements for the Company and the Bank.

	Actual		For Capital Adequacy Purposes		To Be Well-Capitalized Under Prompt Corrective Action Provisions	
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2007						
The Company						
Total capital (to risk-weighted assets)	$ 77,146	19.69%	$ 31,352	8.00% (1)	N/A	N/A
Tier 1 capital (to risk-weighted assets)	72,849	18.59	15,676	4.00 (1)	N/A	N/A
Tier 1 capital (to average assets)	72,849	15.16	19,217	4.00 (1)	N/A	N/A
The Bank						
Total capital (to risk-weighted assets)	$ 54,690	14.80	$ 29,545	8.00%	36,931	10.00%
Tier 1 capital (to risk-weighted assets)	50,699	13.72	14,772	4.00	22,158	6.00
Tier 1 capital (to average assets)	50,699	10.81	18,757	4.00	23,446	5.00
December 31, 2006						
The Company						
Total capital (to risk-weighted assets)	$ 104,791	29.55%	$ 28,370	8.00% (1)	N/A	N/A
Tier 1 capital (to risk-weighted assets)	100,427	28.32	14,185	4.00 (1)	N/A	N/A
Tier 1 capital (to average assets)	100,427	20.87	19,248	4.00 (1)	N/A	N/A
The Bank						
Total capital (to risk-weighted assets)	$ 54,151	16.13%	$ 26,855	8.00%	$ 33,569	10.00%
Tier 1 capital (to risk-weighted assets)	50,090	14.92	13,428	4.00	20,142	6.00
Tier 1 capital (to average assets)	50,090	10.90	18,384	4.00	22,980	5.00

(1) Minimum requirements for bank holding companies. Bank holding companies with higher levels of risks, or that are experiencing or anticipating significant growth, are also expected to maintain capital well above the minimums.

NOTE 25 - ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments were as follows (*amounts in thousands*):

	December 31,			
	2007		2006	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and due from banks	$ 7,033	$ 7,033	$ 7,008	$ 7,008
Federal funds sold	3,774	3,774	31,204	31,204
Investment securities	62,609	62,609	46,460	46,460
Loans held for sale	384	384	140	140
Loans, gross	378,414	379,368	367,611	365,759
Financial liabilities:				
Deposits	342,755	336,901	310,893	300,909
Advances from Federal Home Loan Bank	73,500	71,581	66,000	66,085
Junior subordinated debentures	10,310	10,310	21,655	21,655
	Notional Amount	Fair Value	Notional Amount	Fair Value
Financial instruments with off-Balance sheet risk:				
Commitments to extend credit	$ 43,662	$ -	$ 45,435	-
Standby letters of credit	680	-	610	-
Derivative Instruments	10,000	(264)	-	-

NOTE 26 - PARENT COMPANY FINANCIAL INFORMATION

Following is condensed financial information of Southcoast Financial Corporation (*parent company only*):

CONDENSED BALANCE SHEETS

	December 31,	
	2007	2006
ASSETS		
Cash	$ 875,247	$ 31,680,363
Investments available for sale	460,000	1,231,912
Investment in subsidiaries	51,663,201	50,661,078
Loans, net	-	3,339,941
Property and equipment, net	13,447,967	13,380,833
Company Owned Life Insurance	7,503,468	-
Other assets	637,004	226,014
Total assets	$ 74,586,887	$ 100,520,141
LIABILITIES AND SHAREHOLDERS' EQUITY		
Accounts payable	$ 35,439	$ 62,529
Deferred revenue	1,500,141	-
Junior subordinated debentures	10,310,000	21,655,000
Shareholders' equity	62,741,307	78,802,612
Total liabilities and shareholders' equity	$ 74,586,887	$ 100,520,141

NOTE 26 - PARENT COMPANY FINANCIAL INFORMATION - *continued*

CONDENSED STATEMENTS OF INCOME

	For the years ended December 31,		
	2007	2006	2005
Income			
Other	$ 4,372,848	$ 2,826,091	$ 977,918
	4,372,848	2,826,091	977,918
Expenses	2,136,038	2,487,297	1,859,101
Income (loss) before income taxes	2,236,810	338,794	(881,183)
Income tax (expense) benefit	584,470	(121,965)	126,164
Profit (loss) before equity in undistributed net income of subsidiaries	2,821,280	216,829	(755,019)
Equity in undistributed net income of subsidiaries	607,348	4,622,744	4,944,412
Net income	**$ 3,428,628**	**$ 4,839,573**	**$ 4,189,393**

SOUTHCOAST FINANCIAL CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

NOTE 26 - PARENT COMPANY FINANCIAL INFORMATION - *continued*

CONDENSED STATEMENTS OF CASH FLOWS

	For the years ended December 31,		
	2007	2006	2005
Operating Activities			
Net income	$ 3,428,628	$ 4,839,573	$ 4,189,393
Adjustments to reconcile net income to net cash provided (used) by operating activities			
Equity in undistributed net income of subsidiaries	(607,348)	(4,622,744)	(4,944,412)
Dividend income from bank subsidiary	(3,575,763)	-	-
Provision for loan losses	(62,203)	1,891	(14,688)
Gain on sale of property and equipment	-	(377,713)	(293,382)
Deferred gain on sale of property and equipment	(1,500,141)	-	-
Gain on sale of securities	(52,206)	(153,043)	-
Depreciation	159,218	76,097	75,190
Increase in value of Company Owned Life Insurance	(230,401)	-	-
(Increase) decrease in other assets	(603,231)	1,526,337	(247,622)
Increase (decrease) in other liabilities	1,473,050	55,268	7,261
Net cash provided (used) for operating activities	(1,570,397)	1,345,666	(1,228,260)
Investing activities			
Cash contribution to subsidiaries	(200,000)	(10,628,408)	-
Dividends received from bank subsidiary	3,575,763	-	-
Proceeds from sale of available for sale securities	479,118	1,150,138	-
Purchase of available for sale securities	-	(390,912)	(993,339)
Calls and maturities of available for sale securities	345,000	-	-
(Increase) decrease in loans, net	3,402,144	3,842,684	(1,519,350)
Purchase of property and equipment	(813,387)	(4,563,699)	(3,883,317)
Purchase of Company Owned Life Insurance	(7,273,067)	-	-
Proceeds from sale of property and equipment	2,087,176	1,001,297	293,382
Net cash provided (used) by investing activities	1,602,747	(9,588,900)	(6,102,624)
Financing activities			
Proceeds from (redemptions of) junior subordinated debentures	(11,345,000)	-	10,310,000
Proceeds from sale of stock, net	-	-	32,255,278
Proceeds from exercise of stock options	101,750	-	335,350
Proceeds from employee stock purchase plan	136,907	137,073	140,574
Issuance(repurchase) of common stock	(19,731,123)	273,835	202,738
Net cash provided by financing activities	(30,837,466)	410,908	43,243,940
Net change in cash	(30,805,116)	(7,832,326)	35,913,056
Cash, beginning of year	31,680,363	39,512,689	3,599,633
Cash, end of year	$ 875,247	$ 31,680,363	$ 39,512,689

NOTE 27 - QUARTERLY DATA (UNAUDITED)

(Dollars in thousands except per share)	2007				2006			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Interest income	$ 8,074	$ 8,073	$ 7,933	$ 7,793	$ 8,020	$ 8,179	$ 7,931	$ 7,279
Interest expense	4,558	4,599	4,210	4,152	4,159	4,142	3,711	3,253
Net interest income	3,516	3,474	3,723	3,641	3,861	4,037	4,220	4,026
Provision for loan losses	-	-	-	-	-	97	306	319
Net interest income after provision for loan losses	3,516	3,474	3,723	3,641	3,861	3,940	3,914	3,707
Noninterest income	633	757	562	603	709	552	1,790	786
Noninterest expenses	3,250	2,785	2,995	2,969	3,082	2,823	3,231	2,406
Income before taxes	899	1,446	1,290	1,275	1,488	1,669	2,473	2,087
Income tax expense	176	435	426	444	521	612	994	751
Net income	**$ 723**	**$ 1,011**	**$ 864**	**$ 831**	**$ 967**	**$ 1,057**	**$ 1,479**	**$ 1,336**
Earnings per share:								
Basic	$ 0.15	0.19	0.15	0.14	0.16	0.18	0.25	0.22
Diluted	$ 0.15	0.19	0.15	0.14	0.15	0.18	0.25	0.22

Corporate Data

Common Stock and Dividends

The common stock of the Company is listed on the Nasdaq Global Market under the symbol "SOCB." The reported high and low sales prices for each quarter of 2007 and 2006 are shown in the following table.*

2007	Low*	High*
Fourth Quarter	$ 13.15	$ 18.79
Third Quarter	$ 16.88	$ 21.14
Second Quarter	$ 19.84	$ 20.87
First Quarter	$ 18.12	$ 20.82
2006		
Fourth Quarter	$ 18.18	$ 19.49
Third Quarter	$ 18.27	$ 19.85
Second Quarter	$ 19.09	$ 21.45
First Quarter	$ 18.80	$ 21.65

*Amounts adjusted to reflect a 10% stock dividend paid June 22, 2007 and May 3, 2006.

As of January 31, 2008, there were approximately 1,839 holders of record of the Company's common stock, excluding individual participants in security position listings.

The Company has never paid any cash dividends, and to support its continued capital growth, does not expect to pay cash dividends in the near future. The dividend policy of the Company is subject to the discretion of the Board of Directors and depends upon a number of factors, including earnings, financial conditions, cash needs and general business conditions, as well as applicable regulatory considerations. At present, the Company's principal source of funds with which it could pay dividends is dividend payments from the Bank. South Carolina banking regulations require the prior written consent of the South Carolina Commissioner of Banking for the payment of cash dividends unless such dividends are paid out of the bank's current earnings and the bank received a satisfactory rating on its most recent examination.

Shareholder Return Performance Graph

The Company is required to provide its shareholders with a line graph comparing the Company's cumulative total shareholder return with a performance indicator of the overall stock market and either a published industry index or a Company-determined peer comparison. Shareholder return (measured through increases in stock price and payment of dividends) is often a benchmark used in assessing corporate performance and the reasonableness of compensation paid executive officers.

The performance graph below compares the Company's cumulative total return over the most recent five year period with the Russell 2000 Index (reflecting overall stock market performance for small cap stocks) and the SNL Southeast Bank Index (reflecting changes in banking industry stocks in the southeastern U. S.). Returns are shown on a total return basis, assuming the reinvestment of dividends and a beginning investment of $100. Values presented for the Company are based on transactions as reported through the Nasdaq Global Market, Inc.


Southcoast Financial Corporation
Total Return Performance
Index Value
300
250
200
150
100
50
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07
Southcoast Financial Corporation
Russell 2000
SNL Southeast Bank Index

Index	*Period Ending* 12/31/02	12/31/03	12/31/04	12/31/05	12/31/06	12/31/07
Southcoast Financial Corporation	100.00	202.13	274.57	280.67	265.18	200.81
Russell 2000	100.00	147.25	174.24	182.18	215.64	212.26
SNL Southeast Bank Index	100.00	125.58	148.92	152.44	178.75	134.65

SOUTHCOAST FINANCIAL CORPORATION AND SUBSIDIARIES

Corporate Data

Directors and Executive Officers

Listed below are the directors and officers of the Company and their principal occupations.

Tommy B. Baker	President, Baker Motors of Charleston, Inc.; Director, Southcoast Financial Corporation
William A. Coates	Attorney with Roe, Cassidy, Coates & Price, P.A. (attorneys); Vice-Chairman Southcoast Financial Corporation
Paul D. Hollen, III	Executive Vice President, Southcoast Financial Corporation and Southcoast Community Bank; Director, Southcoast Financial Corporation
Stephen F. Hutchinson	President, East Coast Development Company, Inc. (real estate); Director, Southcoast Financial Corporation
L. Wayne Pearson	Chairman and Chief Executive Officer Southcoast Financial Corporation and President and Chief Executive Officer Southcoast Community Bank
Robert M. Scott	Retired; former Executive Vice President and Chief Financial Officer, Southcoast Financial Corporation and Southcoast Community Bank
James H. Sexton, Jr.	Dentist (private practice); Director, Southcoast Financial Corporation
James P. Smith	President and Chief Executive Officer, Atlantic Coast Advisory Group (insurance sales); Director, Southcoast Financial Corporation
Robert A. Daniel, Jr.	Executive Vice President and Chief Lending Officer of Southcoast Financial Corporation and Southcoast Community Bank
William B. Seabrook	Executive Vice President and Head of Retail Banking of Southcoast Financial Corporation and Southcoast Community Bank
William C. Heslop	Senior Vice President and Chief Financial Officer of Southcoast Financial Corporation and Southcoast Community Bank

Office Locations of Southcoast Community Bank

Branch	Office Location	Phone Number
Main Office	530 Johnnie Dodds Boulevard, Mt. Pleasant, SC 29465	843-884-0504
West Ashley	802 Savannah Hwy, Charleston, SC 29407	843-571-6097
Moncks Corner	337 East Main Street, Moncks Corner, SC 29461	843-899-7755
Coleman	602 Coleman Boulevard, Mt. Pleasant, SC 29464	843-216-3100
Johns Island	2753 Maybank Hwy, Johns Island, SC 29455	843-559-5029
Summerville	302 N. Main Street, Summerville, SC 29483	843-873-5330
Goose Creek	597 Old Mount Holly Road, Goose Creek, SC 29445	843-553-0021
Dorchester Road	8420 Dorchester Road, North Charleston, SC 29420	843-207-0300
Sam Rittenberg	1654 Sam Rittenberg Boulevard, Charleston, SC 29407	843-556-3106
Park West	3305 South Morgan's Point Road, Mt. Pleasant, SC 29466	843-884-3832

END